UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
☑ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer
LEGION M FILM FUND - 1099, LLC.

Legal Status of Issuer

> ***Form:***
> Limited Liability Company

> ***Jurisdiction of Incorporation/Organization:***
> Delaware

> ***Date of Organization:***
> December 22, 2025

Physical Address of Issuer
1801 Century Park East, 24th Floor, Los Angeles, CA 90067

Website of Issuer
https://legionm.com

Is there a Co-Issuer? _____ yes ___x___ no

Name of Intermediary through which the Offering will be Conducted:
DealMaker Securities, LLC

CIK Number of Intermediary:
0001872856

SEC File Number of Intermediary:
008-70756

CRD Number, if applicable, of Intermediary:
315324

Amount of compensation to be paid to the Intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:
As compensation for the services provided by DealMaker Securities LLC, the Company is required to pay to DealMaker Securities LLC a cash fee consisting of an eight and one-half percent (8.5%) commission based on the

dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The cash fee is inclusive of transaction and payment processing fees. There is also a $5,000 one-time, advance setup fee and $2,000 monthly fee for marketing and platform services payable to DealMaker Securities LLC and/or its affiliates.

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:
None

Type of Security Offered:
Other – Membership Interests

Target Number of Securities to be Offered:
10,000

Price (or Method for Determining Price):
$10.00

Target Offering Amount:
$108,500

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the discretion of the Company

Maximum Offering Amount (if different from Target Offering Amount):
$1,051,000

Deadline to reach the Target Offering Amount:
March 10, 2027

NOTE: If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:
0

	Most recent fiscal year-end (2025)	Prior fiscal year-end (2024)
Total Assets	$7,500	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(8,000)	$0

The jurisdictions in which the Issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

LEGION M FILM FUND - 1099, LLC
(Issuer)

/s/ Jeff Annison
(Signature)

Jeff Annison
(Name)

Manager
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Paul Scanlan
(Signature)

Paul Scanlan
(Name)

Manager
(Title)

May 11, 2026
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

LEGION M FILM FUND - 1099, LLC
1801 Century Park East 24th Floor
Los Angeles, CA 90067

Up to $1,051,000 in Limited Liability Company Membership Interests at $10.00 per Interest, plus 8.5% Investor Fee
Minimum Target Amount: $108,500

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE COMPANY WILL NOT BE REGISTERED AS AN INVESTMENT COMPANY UNDER THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "INVESTMENT COMPANY ACT"), AND THE MANAGER IS NOT REGISTERED AS AN INVESTMENT ADVISER UNDER THE INVESTMENT ADVISERS ACT OF 1940, AS AMENDED (THE "ADVISERS ACT"). THE COMPANY IS AN OPERATING COMPANY ENGAGED IN THE BUSINESS OF PROVIDING FINANCING AND MARKETING SUPPORT FOR DISTRIBUTION OF FILMS AND OTHER ENTERTAINMENT PROJECTS. THE COMPANY IS NOT AN INVESTMENT FUND THAT PRIMARILY INVESTS IN, TRADES, OR OTHERWISE DEALS IN SECURITIES. CONSEQUENTLY, INVESTORS WILL NOT BE AFFORDED THE PROTECTIONS UNDER THE INVESTMENT COMPANY ACT OR THE ADVISERS ACT THAT THEY WOULD HAVE IF THE COMPANY WERE A REGISTERED INVESTMENT COMPANY AND IF THE MANAGER WERE A REGISTERED INVESTMENT ADVISER.

Company: Legion M Film Fund – 1099, LLC

Address: 1801 Century Park East, 24th Floor, Los Angeles, CA 90067

State of Organization: Delaware

Date Organized: 2025

Type of Entity: Limited Liability Company

Terms of the Offering

Term	Description
Offering Minimum	$108,500 (10,000 Membership Interests)
Offering Maximum	$1,051,000 (96,866 Membership Interests)
Type of Security Offered	Limited Liability Company Membership Interests
Purchase Price per Interest	$10.00
Minimum Investment Amount (per investor)	$100.00*
Investor Eligibility	All investors (accredited and non-accredited)

* In addition to the minimum investment, investors will be required to pay a fee of 8.5% to offset fees paid to Dealmaker Securities LLC as compensation as an intermediary. This fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding as described herein. This fee is in addition to the $100.00 minimum securities purchase amount per investor, making the total minimum investment amount, inclusive of the fees, $108.50.

Offering Deadline

The Company must raise an amount equal to or greater than the Minimum Target Amount by March 10, 2027 (the "Offering Deadline"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Minimum Target Amount by the Offering Deadline, no securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Oversubscriptions

The Minimum Target Amount is $108,500, but investments in excess of the Target Offering Amount and up to the Offering Maximum of $1,051,000, will be accepted. Oversubscriptions will be allocated at the discretion of the Company.

Intermediary Information

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of any Purchasers are captured by processing a subscription, and Purchaser must complete the purchase process through our intermediary, DealMaker Securities LLC, a Delaware limited liability company formed on May 5, 2021 (the "Intermediary"). The CIK number of Intermediary is 0001872856, the SEC registration number of the Intermediary is 008-70756, and the Central Registration Depository (CRD) number is 315324.

All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Deadline Date, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

Platform Compensation

As compensation for the services provided by DealMaker Securities LLC, the Company is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.50%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. There is also a $5,000 advance setup fee and a $2,000 monthly fee for the use of the platform. Additionally, the Company must reimburse certain expenses related to the Offering.

To help offset the platform fees indicated above, the Company will charge an 8.50% fee to investors who invest via this Regulation CF offering.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act")(15 U.S.C. 80a-3), or excluded from the definition of investment

company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "Securities Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

The Company and Its Business

Company Overview

Legion M Film Fund - 1099, LLC (the "Company") is a Delaware limited liability company formed to operate as a financing and marketing partner for film distributors and other companies involved in the release of movies and other entertainment projects. The Company will directly participate in the business of financing and marketing entertainment projects released by Legion M and Legion M's third-party partners. The Company is an operating company and not an "investment company" within the meaning of the Investment Company Act. The Company's primary business is the active financing and operation of entertainment projects, not the passive investment in securities. The Company's objective is to deliver consistent, risk-managed returns by participating in such projects.

Members' capital will be used by the Company to finance film and entertainment projects through contractual arrangements that may include revenue share agreements, P&A commitments, minimum guarantee advances, and similar operating arrangements. The Manager will utilize Legion M's platform and relationships to source and administer these opportunities on behalf of the Company.

In addition to providing capital, the Company will play an active role in the release of each project by providing meaningful consultation on marketing plans, strategies and budgets; providing approval over use of funds supplied by the Company; marketing the project's release to members of the fund; and providing members with marketing materials that enable them to share the project within their respective networks and communities.

The Company is managed by Legion M Entertainment, Inc. (the "Manager" or "Legion M"). Jeff Annison is the Co-Founder and President of Legion M and Paul Scanlan is the Co-Founder and CEO of Legion M.

The Company does not have any officers or directors. The Company's operations are actively managed by the Manager, which is responsible for sourcing opportunities, negotiating contracts, marketing the Company's projects, communicating with investors, and overseeing day-to-day operations.

Jeff Annison is Legion M's Co-Founder and has been the President of Legion M since its inception in March 2016. He has served as Producer or Executive Producer on several films, including *William Shatner: You can Call Me Bill, My Dead Friend Zoe, Archenemy, Man in the White Van,* and *Nandor Fodor and the Talking Mongoose*. Prior to Legion M, from 2009 to 2016, Mr. Annison served as co-founder and Chief Executive Officer of Underground Labs, Inc. From 1999 to 2009, Mr. Annison led MobiTV's engineering and product development teams as the company scaled operations from 3 to 300 employees and won an Emmy Award for Technical Achievement in Advancing Television. Mr. Annison earned his Bachelor degree of Science in Mechanical Engineering from University of California, Los Angeles.

Paul Scanlan is Legion M's Co-Founder and has been the Chief Executive Officer of Legion M since its inception in March 2016. He has served as Producer or Executive Producer on several films, including *William Shatner: You Can Call Me Bill, My Dead Friend Zoe, The Man in the White Van, Fade to Black, Archenemy,* and *Nandor Fodor and the Talking Mongoose*. From 2007 to 2016, Mr. Scanlan was the President of MobiTV and played a crucial role in MobiTV's success from a start-up to a market leader. In 2005, Mr. Scanlan and his MobiTV team earned an Emmy Award for Technical Achievement in Advancing Television. Mr. Scanlan earned his Bachelor of Science degree in Radio, TV & Film from the University of Wisconsin at Madison.

Strategy

The Company's strategy emphasizes automatic rollover of proceeds: as funds are recouped, capital is redeployed into subsequent projects, with a target project-level cycle of approximately 6 to 18 months from deployment to recoupment.

The Company intends to leverage Legion M's existing platform for sourcing, structuring, and administering opportunities. As a result, the Company does not expect to charge a management fee. The Company will leverage Legion M's industry platform and relationships with creators, distributors, sales agents, and financiers to identify and secure proprietary opportunities. The Company will participate in such opportunities through direct contractual arrangements (such as revenue-sharing and marketing arrangements with Legion M and other 3rd parties) rather than through the acquisition of securities issued by other entities. This operating model allows the Company to function as an active participant in film financing and distribution rather than as a passive investor.

The Company is engaged in the active business of financing and operating film projects, and its activities are more akin to those of a motion picture financing company than a passive investment vehicle. The Company's participation in projects typically involves direct contractual arrangements for marketing and revenue-sharing, rather than the purchase of securities issued by other entities.

Intellectual Property

The Company does not own any intellectual property. Legion M, the Fund's Manager, owns the trademark to the name "Legion M," as well as a trademark for "Archenemy" brand whiskey. The Company has a non-exclusive, royalty-free license to use the "Legion M" name and mark in connection with the Company's operations and marketing activities. The Company's ability to use the Legion M name and brand is dependent upon Legion M's continued ownership and maintenance of such marks and the continuation of the license arrangement.

Litigation

The Company has not been involved in any litigation, and the Manager is not aware of any pending.

Employees

The Company currently has 0 employees.

Nature of Operations

The Company is engaged in the active business of financing and marketing the release of films and other entertainment projects. The Company's participation in projects typically involves contractual arrangements and revenue-sharing—rather than the purchase of securities issued by other entities. Examples of the Company's direct operating activities include:

- **Distribution Financing:** Committing capital related to print and advertising (P&A), minimum guarantees (MGs), secured advances and other distribution related activities.

- **Distribution Consultation:** Providing meaningful consultation on plans, strategies, and budgets, for marketing, distribution, and release activities — including providing approval on the use of funds supplied by the Company.

- **Release Marketing:** Supplementing the marketing of each release by actively marketing to the members of the Company and providing members with tools and materials to share the project within their own respective networks and communities.

In exchange for the services provided above, the Company receives a share of revenue generated by the exploitation of the project

The Company's use of Legion M's platform for sourcing and administering opportunities does not change the nature of the Company's direct participation in these operating activities. Legion M serves as a service provider and deal-sourcing platform for the Company, but the Company enters into its own contractual arrangements for each project.

Since its formation, the Company has not entered into any transaction, nor is it currently proposing any transaction, in which any director, officer, or other covered person has or will have a direct or indirect material interest.

As of the date of this Form C, the Company does not have any outstanding debt.

Strategy and Use of Proceeds

Strategy

The Company will engage directly in project financing and distribution activities. The Company may (i) enter into inter-company arrangements with Legion M for participation in Legion M-led projects, and/or (ii) contract directly with third-party distributors, production companies, and other counterparties for participation in projects sourced through Legion M's platform. Legion M may, from time to time, participate alongside the Company in the same projects.

Use of Proceeds

If we raise the Target Offering Amount of $108,500, we plan to use these proceeds as follows:

Use of Funds	Percentage of Funds Raised
3rd Party Administration Costs/Fees*	10%
Intermediary Fee**	8.5%
Participation into Projects	81.5%

*3rd Party Administrative Costs/Fees consist of fees and expenses charged to the Company by 3rd parties. They do not include any internal costs or expenses from related parties such as Legion M Entertainment, Inc. Please see "Company Expenses" section below for details.
** Paid to Dealmaker Securities LLC as compensation for services as an intermediary.

If we raise the Maximum Offering Amount of $1,051,000, we plan to use these proceeds as follows:

Use of Funds	Percentage of Funds Raised
3rd Party Administration Costs/Fees	3%
Intermediary Fee**	8.5%
Participation into Projects	88.5%

*3rd Party Administrative Costs/Fees consist of fees and expenses charged to the Company by 3rd parties. They do not include any internal costs or expenses from related parties such as Legion M Entertainment, Inc. Please see "Company Expenses" section below for details. "
** Paid to Dealmaker Securities LLC as compensation for services as an intermediary.

The Company may change the intended use of proceeds if the Manager believes it is in the best interests of the Company.

Competitor and Industry Overview

Film, television, and digital entertainment is a global industry that generates over $360 billion in revenue each year [*Source: The Business Research Company (2026)*]. Home to some of the largest and best-known corporations in the world (Disney, Sony, Netflix, Amazon, Apple, etc.), it is an extremely complex and competitive industry with stakeholders ranging from content creators and studios to networks, technology and distribution companies.

In recent years, changes in technology and consumer habits have ushered dramatic shifts in the industry. The COVID pandemic, the "streaming wars," the WGA/SAG strikes, and rapidly changing business landscape/consumer habits have led to significant fluctuations in demand for film and TV production. Throughout all this change, the one thing that remains constant is the importance of the audience.

Risk Factors

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments. Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Speculative Investment. The Interests are speculative and illiquid securities involving substantial risk of loss and are suitable for investment only by persons who fully understand and are capable of assuming the risks of an investment in the Company. There can be no assurance that the Company will meet its investment objective or otherwise be able to successfully carry out its investment program. An investor should only invest in the Company as part of an overall investment strategy and only if the investor is able to withstand a total loss of its investment.

Risks of Film Investment. Investments in movies are speculative and involve a high degree of risk. While this Company intends to focus on distribution-oriented transactions, such as P&A investments, MG financing, etc. that are typically lower risk than other movie investments (e.g., equity financing or development), there is still a substantial amount of risk related to the release of motion pictures. Performance of movie releases are dependent upon many factors that are difficult or impossible to predict, including (but not limited to) competition, cultural events, strikes, economic conditions, bankruptcy or difficulty collecting funds from partners, scandals, politics, news/world events, storms, outages, natural disasters, tariffs, weather, and more.

Changes to the Entertainment Industry. The film and television industry is undergoing rapid transformation. Viewing habits are changing and competition for people's attention is increasing as people stream more, go to the theater less, and spend more time on alternative entertainment such as gaming, TikTok, and short-form content. AI is threatening to reshape how content is produced and potentially introduce entirely new products and mediums which have never existed before.

No Assurance on Investment. An investment in Interests is speculative and there is no assurance that investors will obtain any return on their investment. Investors will be subject to substantial risks involved in an investment in the Company, including the risk of losing their entire investment.

Lack of Operating History. The Company is a newly formed entity and has limited operating history.

Reliance on the Manager. The Company will be relying extensively on the experience, relationships and expertise of the Manager. There can be no assurance that these individuals will continue to be able to carry on their current duties or provide services to the Company throughout the term of the Company.

Reliance on Legion M. The Company's operations and investment activities are substantially dependent upon the ongoing support and resources of Legion M Entertainment, Inc. ("Legion M"). If Legion M were to experience financial distress, cease operations, or otherwise become unable or unwilling to provide such support, the Company's ability to identify, evaluate, and consummate transactions could be materially affected, and the Manager's operations could be disrupted.

Absence of Regulatory Oversight; Not an Investment Company. The Company is not a registered investment company under the Investment Company Act, and the Manager is not registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"). The Company believes it is an operating company because it is primarily engaged in the business of financing and operating film and entertainment projects rather than investing in securities. If the SEC or a court were to find that the Company does not qualify for an exclusion from the Investment Company Act, the Company could be required to register as an investment company, which would subject it to significant limitations on its operations, including restrictions on leverage, affiliate transactions, and the composition of its board of managers. Compliance with such requirements could materially and adversely affect the Company's ability to achieve its investment objective. As a result of the Company's non-registered status, investors in the Company will not be afforded the protections and benefits they would have been afforded had the Company been a registered investment company, including, without limitation, the custody, disclosure, reporting, and fiduciary requirements of the Investment Company Act.

Compliance with Investment Company Act. The Company intends to operate as an operating company and in a manner that will not subject it to registration under the Investment Company Act. However, no assurance can be given that the SEC or a court would concur with the Company's determination that it is not required to register as an investment company. The determination of whether an entity is an "investment company" under the Investment Company Act depends on the facts and circumstances of a given entity's activities, which may change over time. If the Company were deemed to be an investment company, it would be subject to substantial regulation under the Investment Company Act that would materially change the manner in which it conducts its operations. Such registration or the consequences of failing to properly register could have a material adverse effect on the Company and its Members.

No Current Market for Interests. There is no formal marketplace for the resale of these securities. Investors should assume that they may not be able to liquidate their investment or pledge their interests as collateral for some time (if ever).

Redemptions. Any rights that investors may have to request redemption or repurchase of their investment are subject to the availability of cash, working capital needs, contractual limitations, and applicable law. The Company (or any affiliated entity or vehicle) may not have sufficient liquidity to satisfy redemption requests when made, and requests may be delayed, limited, prorated, or denied. Investors should not rely on any redemption feature as a source of liquidity and should be prepared to hold their investment for an indefinite period.

Lack of Voting Rights. Investors in this Offering will not have voting rights with respect to the Company, except as expressly required under the Delaware Limited Liability Company Act. All voting power is held exclusively by Legion M Entertainment, Inc., as holder of the Company's sole Voting Interest. As a result, Investors will not have the ability to influence management decisions, approve amendments to the Operating Agreement, or vote on mergers, dissolutions, or other significant Company transactions. Investors must rely entirely on the Manager to operate the Company in the best interests of the Company and its Members.

Dilution. Investors should understand the potential for dilution. The investor's stake in the Company could be diluted due to the Company issuing additional Interests. When the Company issues more Interests, the percentage of the Company that you own will go down, even though the value of the Company may go up.

Credit Card Payment Risks. Investors in this Offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances add to the effective purchase price of the Interests you buy.

Concurrent Offerings. The Company is being offered concurrently with similar securities offerings conducted by Legion M and its affiliates, including a concurrent Regulation D (Rule 506(c)) offering for the same Company available only to accredited investors. The existence of multiple concurrent offerings may result in competition for capital and could affect the amount of capital raised in any single offering. Additionally, investors should be aware that different offerings may have different terms, including different minimum investment thresholds and investor eligibility requirements.

Related Entity Offerings. Legion M controls and/or manages one or more other entities with substantially similar investment objectives and strategies, including Legion M Film Fund – K1, LLC with an offering under Rule 506(c) of Regulation D, which is conducting its own securities offerings. These related entities may compete with the Company for the same investment opportunities, and the Manager will have discretion in allocating opportunities among affiliated entities. There can be no assurance that any particular investment opportunity will be allocated to this Company rather than to an affiliated entity.

Manager Conflicts of Interest. Jeff Annison and Paul Scanlan serve as officers of Legion M Entertainment, Inc., which is also the Manager of other similar entities including Legion M Film Fund – K1, LLC. This affiliation creates potential conflicts of interest among the Company, its investors, Legion M, and Legion M's shareholders, including without limitation, negotiation of terms. Although the Manager intends to address such conflicts in accordance with applicable fiduciary duties, there can be no assurance that any measures taken will be successful or that such conflicts will be resolved in favor of the Company or its investors.

Allocation of Investment Opportunities. The Manager and its affiliates may manage multiple Companies with overlapping strategies. The Manager will have discretion in allocating opportunities among the Company and other vehicles, including Legion M itself, which may invest alongside the Company. There is no assurance that investment opportunities will be allocated fairly or that the Company will have priority access to any particular opportunity.

Operational Dependence on Legion M. The Company's operations and investment activities are substantially dependent upon the ongoing support and resources of Legion M Entertainment, Inc. Legion M relies on equity crowdfunding to fund its operations and has sustained net losses of $3,549,371 and $2,813,295 in the years ended December 31, 2024 and December 31, 2023, respectively and the financial statements included a going concern qualification. If Legion M were to experience financial distress, cease operations, or otherwise become unable or unwilling to provide such support, the Company's ability to identify, evaluate, and consummate transactions could be materially affected, and the Manager's operations could be disrupted.

Diverse Membership. The Members are expected to include a wide range of investors with varying investment horizons, tax situations, and financial sophistication. As a result, conflicts of interest may arise in connection with decisions made by the Manager that may be more beneficial for one type of Member than for another type of Member. In selecting investments appropriate for the Company, the Manager will consider the investment objectives of the Company as a whole, not the investment objectives of any Member individually.

Side Agreements. In accordance with common industry practice, the Manager may enter into one or more "side letters" or similar agreements with certain Members (particularly in the concurrent Regulation D offering) pursuant to which the Manager grants to such Members specific rights, benefits or privileges that are not made available to Members generally. Such agreements will be disclosed only to those actual or potential Members that have separately negotiated with the Manager for the right to review such agreements.

Risks Related to the Pricing of Membership Interests.

The offering price of $10.00 per membership interest is arbitrary and not based on the Company's asset value, net worth, revenues, or other established criteria of value. As a newly formed company with limited operating history, there is no established market for the membership interests, and valuations for companies at this stage are inherently speculative.

The redemption value for membership interests (see Redemption at Option of Members) is not tied to company valuation, but instead to the amount of funds in the capital account for each individual investor. The offering price should not be considered an indication of the actual value of the membership interests.

The Company has internally determined an arbitrary offering price for membership interests rather than one based on management's assessment of the Company's business and prospects; through any independent valuation, appraisal, or third-party analysis, or through a competitive market.

Our valuation has not been validated by any independent third party and may decline significantly in the future. Investors should carefully consider whether the offering price is appropriate in light of the speculative nature of the Company's business and the risks described in this offering.

Capitalization and Ownership

The Offering

The Company is offering up to 60,000 non-voting limited liability company membership Interests (the "Interests") at a price of $10.00 per Interest.

The Company has issued a single Voting Interest, which is held exclusively by Legion M Entertainment, Inc., the Manager. The Voting Interest represents 100% of the voting power of the Company.

The Interests offered hereby represent economic rights only and do not carry voting rights, except as expressly required under the Delaware Limited Liability Company Act.

Terms of the Securities

Voting and Control

The Company has issued a single voting membership interest (the "Voting Interest"), which is held exclusively by Legion M Entertainment, Inc., a Delaware corporation (the "Manager"). The Voting Interest represents 100% of the voting power of the Company.

The limited liability company membership Interests offered in this Offering (the "Interests") are non-voting membership Interests and represent economic rights only. Holders of Interests are entitled to receive distributions, if any, as provided in the Operating Agreement, but do not have voting rights, except to the limited extent expressly required under the Delaware Limited Liability Company Act.

The Manager has exclusive authority to manage the business and affairs of the Company, including, without limitation:

- identifying and approving projects in which the Company will participate;

- entering into and negotiating contractual arrangements on behalf of the Company;

- determining the timing and amount of distributions, if any;

- issuing additional membership interests or other securities in accordance with the Operating Agreement;

- approving amendments to the Operating Agreement; and

- determining whether to merge, dissolve, reorganize, or otherwise effect a transaction involving the Company.

Investors will not have the ability to vote on Company matters, elect managers, or participate in the management of the Company. As a result, Investors must rely entirely on the Manager to operate the Company in the best interests of the Company and its Members.

What it Means to be a Minority Holder

Investors in this offering will be minority holders and will have limited control over Company decisions. The Manager manages the Company's day-to-day operations and strategic decisions in accordance with the Operating Agreement. Investors will not possess voting rights and will not participate in Company governance, except as expressly required by the Delaware Limited Liability Company Act.

Subject to the terms of the Operating Agreement and applicable law, Investors may have limited or no ability to:

- Approve or block future issuances of securities,

- Approve Company borrowings or financings,

- Approve amendments to the Operating Agreement,

- Approve related-party transactions,

- Control the timing or structure of a sale of the Company or its assets, or

- Require distributions or redemptions.

Accordingly, Investors must rely on the Manager to operate the Company in the best interests of the Company and its members.

Valuation of Membership Interests

The membership interests are being offered at a price of $10.00 per interest. This price was determined solely by the Company and the Manager and was not based on any independent valuation, appraisal, or third-party analysis. The offering price does not necessarily bear any relationship to the Company's assets, book value, historical or projected financial performance, cash flow, or any established valuation methodology.

The Company does not maintain a formal methodology for determining the fair market value of its membership interests. Under the Operating Agreement, a member's capital account reflects accounting allocations of contributions, profits, and losses, and does not necessarily represent the fair market value of such member's interest.

In connection with future redemptions, financings, restructurings, or a liquidation of the Company, the value of a membership interest may differ significantly from the price paid in this offering.

There is currently no public market for the Securities, and none is expected to develop. As a result, Investors may not be able to sell their interests and should be prepared to hold their investment for an indefinite period of time.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities as of the date of this Offering Statement filing.

Name	Type of Securities Owned	Percentage
Legion M Entertainment, Inc.	Voting Interests	100%*

* The Company has issued a single Voting Interest, which is held by Legion M Entertainment, Inc. and represents 100% of the voting power of the Company. The Interests offered in this Offering are non-voting membership Interests and represent economic rights only.

Previous Offerings of Securities

As of February 23, 2026, the Company has sold approximately $213,824 of non-voting membership Interests pursuant to a concurrent offering conducted under Rule 506(c) of Regulation D under the Securities Act of 1933, as amended. The proceeds from the concurrent offering will be used in the same manner as this Offering.

Distributions

The Managers shall determine, in their sole discretion, the amount and timing of all distributions from the Company. For U.S. federal income tax purposes, distributions to Members generally will be treated as dividends to the extent of the Company's current or accumulated earnings and profits, then as a non-taxable return of capital to the extent of a Member's tax basis in its Interests, and thereafter as capital gain. The Company expects to provide Members with appropriate information returns (e.g., Form 1099-DIV or, as applicable, Form 1099-INT) rather than Schedule K-1.

Redemption at Option of Members

Members may request redemption of all or a portion of their Interests on a quarterly basis. Subject to the limits set forth in the Operating Agreement, any portion of a Member's capital that is not then invested in a project or otherwise reserved for Company expenses, together with any proceeds received by the Company from a project in which such Member's capital was invested (collectively, the "Available Capital") will be redeemed and distributed within 30 days following receipt of a valid redemption request subject to the availability of cash. Any portion of a Member's capital that is then invested in a project will be redeemed only as and when the Company receives proceeds from such project. A redeeming Member will not participate in any returns generated by such project after the redemption date; instead, the Member will receive a return of its invested capital attributable to that project as those amounts are realized by the Company.

Redemption in the Event of Death, Disability, or Bankruptcy

In the event of the death or incapacity of a Member, a holder of its Interests may request that the Company repurchase all of the Interests held by such Member for a purchase price per Interest equal to the most recently available net asset value per unit. Upon receipt of a redemption request in the event of death, disability or bankruptcy of a Member and subject to the availability of cash, the Company will designate a date for the redemption of such Interests, which date shall not be later than 90 days after documentation establishing the right to be redeemed is received.

Transferability of Securities

For a year, the securities can only be resold: (i) In an IPO; (ii) To the Company; (iii) To an accredited investor; and (iv) To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Company Expenses

Organizational Expenses

The Manager will be responsible for, and will not be reimbursed for, all organizational expenses incurred by the Company, the Manager or its affiliates in connection with the organization of the Company, including legal, accounting, and third-party administrative fees required to launch the Company.

Management Fees

The Company does not expect to charge a management fee.

Other Company Expenses

The Company will bear all costs and expenses incurred in maintaining and operating the Company, including legal and accounting expenses, crowdfunding platform fees, finance charges, escrow costs, appraisal fees, transfer agent fees, the cost of preparing the Company's financial statements, tax returns, the cost of annual financial statement audits, insurance, litigation and indemnification expenses, if any, taxes and other governmental fees and charges, and expenses of any meetings of the Members. The Company will also bear all expenses associated with identifying, structuring and negotiating any potential Investments, including Investments that are not consummated by the Company, and the acquisition, holding, sale, proposed sale, other disposition or valuation of any Investment.

Tax Treatment

The Company intends to be classified and treated as an association taxable as a corporation for U.S. federal income tax purposes (and, to the extent applicable, for state and local income tax purposes), and not as a partnership. As a result, items of the Company's income, gain, loss, deduction, and credit will be taken into account at the Company level and will not be allocated or passed through to the Members for tax purposes. The Company expects to provide Members with appropriate information (e.g., Form 1099-DIV or, as applicable, Form 1099-INT) rather than Schedule K-1.

Financial Conditions

The Company was formed on December 22, 2025 and has limited operating history. As of February 20, 2026 the Company has not generated any revenue and its activities have primarily consisted of organizational activities and preparing for this offering.

As of February 20, 2026 the Company had minimal cash on hand and has funded its operations primarily through initial capital contributions and support from its manager. The Company does not currently have any lines of credit or other committed sources of financing.

The Company's liquidity is dependent on the successful completion of this offering. The proceeds from the offering are expected to be used to fund operating expenses, including administrative costs, professional fees, and other expenses necessary to maintain ongoing operations.

If the Company does not raise sufficient proceeds in this offering, it may be required to seek additional financing or delay the implementation of its business plan.

Regulatory Status and Investment Company Act

Regulatory Status and Investment Company Act

The Company will not be registered as an investment company under the Investment Company Act and the Manager is not registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"). The Company is an operating company engaged in the business of financing and operating film and entertainment projects, and is not an investment fund that primarily invests in, trades, or otherwise deals in securities. Consequently, investors will not be afforded the protections under the Investment Company Act or the Advisers Act that they would have if the Company were a registered investment company and if the Manager were a registered investment adviser.

Investment Company Act Compliance. The Company intends to operate in a manner that will not subject it to registration under the Investment Company Act. The Company believes it is primarily engaged in the business of financing and operating film and entertainment projects rather than investing in securities and therefore is not an investment company within the meaning of the Investment Company Act.The Company may participate in projects alongside Legion M through a variety of structures, including direct contractual arrangements (such as distribution agreements, P&A financing commitments, and revenue-sharing arrangements).

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the Company or its Manager.

Neither the Company nor its manager, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Compliance Failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End).

The Company must continue to comply with the ongoing reporting requirements until: (1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act; (2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000; (3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding; (4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or (5) it liquidates or dissolves its business in accordance with state law.

Progress

The Company will file a Form C-U with the Securities and Exchange Commission to disclose the progress of this offering, as required by Rule 203(a) of Regulation Crowdfunding.

Specifically, the Company will file a Form C-U:

- Within five (5) business days after the offering reaches 50% of the target offering amount;
- Within five (5) business days after the offering reaches 100% of the target offering amount; and
- Within five (5) business days after the offering closes, disclosing the total amount of securities sold in the offering.

Investors may monitor the progress of the offering on the intermediary's platform. The Company will also comply with any additional reporting requirements applicable to this offering under Regulation Crowdfunding.

Investing Process

Information Regarding Length of Time of Offering

Investment Confirmation Process: In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Amount on the date of the expedited Offering Deadline.

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its Target Amount, the company making an early closing, the company making material changes to its Form C, and the offering closing at its Termination Date.

Material Changes: Material changes to an offering include but are not limited to:

A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Rolling and Early Closings: The company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new Termination Date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Exhibit B

Audited Financial Statements

LEGION M FILM FUND-1099, LLC
A DELAWARE LIMITED LIABILITY COMPANY

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

December 31, 2025

LEGION M FILM FUND-1099, LLC
TABLE OF CONTENTS



dbbmckennon

Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT AUDITORS' REPORT

To the Members and Management
Legion M Film Fund – 1099, LLC

Opinion

We have audited the accompanying financial statement of Legion M Film Fund – 1099, LLC (the "Fund"), which comprise the balance sheet as of December 31, 2025, and the related statements of operations, changes in member's deficit, and of cash flows for the period from December 22, 2025 (Inception) through December 31, 2025 and the related notes to the financial statements (referred to as "financial statements").

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Fund as of December 31, 2025 and for the period then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Fund and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Fund's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Fund will continue as a going concern. As discussed in Note 1 to the financial statements, the Fund recently incorporated and requires capital to operate and commence planned principal operations and has stated that substantial doubt exists about the Fund's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Fund's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Fund's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

dbbmckennon

Newport Beach, California
February 27, 2026

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 **P:** 949.200.3280 **F:** 949.200.3281 www.dbbmckennon.com

Santa Monica   Newport Beach   San Diego

LEGION M FILM FUND-1099, LLC
BALANCE SHEET
AS OF DECEMBER 31, 2025

ASSETS		
Deferred offering costs	$	7,500
Total assets	$	7,500
LIABILITIES AND MEMBER'S DEFICIT		
Current liabilities:		
Accrued expenses	$	15,500
Total liabilities		15,500
Commitments and contingencies (Note 4)		
Member's deficit:		
Accumulated deficit		(8,000)
Total member's deficit		(8,000)
Total liabilities and member's deficit	$	7,500

See accompanying notes which are an integral part of these financial statements.

LEGION M FILM FUND-1099, LLC
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM DECEMBER 22, 2025 (INCEPTION) TO DECEMBER 31, 2025

Revenue	$	-
Operating expenses:		
Legal and professional		8,000
Total operating expenses		8,000
Loss from operations		(8,000)
Net loss	$	(8,000)

LEGION M FILM FUND-1099, LLC
STATEMENT OF CHANGES IN MEMBER'S DEFICIT
FOR THE PERIOD FROM DECEMBER 22, 2025 (INCEPTION) TO DECEMBER 31, 2025

	Accumulated Deficit	Total Member's Deficit
Balances at December 22, 2025 (inception)	$ -	$ -
Net loss	(8,000)	(8,000)
Balances at December 31, 2025	$ (8,000)	$ (8,000)

See accompanying notes which are an integral part of these financial statements.

LEGION M FILM FUND-1099, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM DECEMBER 22, 2025 (INCEPTION) TO DECEMBER 31, 2025

Cash flows from operating activities:		
Net loss	$	(8,000)
Changes in operating assets and liabilities:		
Deferred offering costs		(7,500)
Accrued expenses		15,500
Net cash used in operating activities		-
Net change in cash		-
Cash at beginning of period		-
Cash at end of period	$	-
Supplemental disclosure of cash flow information:		
Cash paid for interest	$	-
Cash paid for income taxes	$	-

See accompanying notes which are an integral part of these financial statements.

LEGION M FILM FUND-1099, LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 22, 2025 (INCEPTION) TO DECEMBER 31, 2025

NOTE 1: NATURE OF OPERATIONS

Legion M Film Fund - 1099, LLC, a Delaware limited liability company (the "Fund", the "Company"), was formed on December 22, 2025 ("Inception") and was established as one of two parallel vehicles to make investments in film and related media projects. The Company is headquartered in Los Angeles, California.

The Company is a wholly owned subsidiary of Legion M Entertainment, Inc. ("Legion M"), a corporation organized on March 4, 2016, under the laws of Delaware. Legion M partners with creators and other entertainment companies -- from independent filmmakers to large Hollywood studios and distributors -- to develop, produce, distribute, market and monetize entertainment content including movies, television shows, virtual reality, digital content, live events, and mor

The investment objective of the Fund is to deliver consistent, risk- managed returns by investing in film and related media projects, including Legion M–led releases and Legion M–facilitated participation in third-party projects (the "Investment"). The Investments may be made either (i) directly in Legion M or (ii) indirectly to third-party projects through Legion M. Legion M may, from time to time, invest alongside the Fund.

The Fund is managed by Jeff Annison and Paul Scanlan, the founders and executives of Legion M (the collectively the "Manager"). The Manager is responsible for the management and administration of the Fund, including the investment and management of the Fund's assets.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted a calendar year as its fiscal year.

Use of Estimates
The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Cash Equivalents and Concentration of Cash Balance
The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Fair Value of Financial Instruments
Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 – Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the financial statements approximates their fair value.

Organizational Costs
In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Revenue Recognition
ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

To date, the Company has not generated any revenue.

Income Taxes
The Company is a limited liability company.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statement, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

The Company is treated as a corporation and issues Forms 1099 to its investors.

Recent Accounting Pronouncements
Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred a net loss of $8,000 for the period ended December 31, 2025. The Company is a business that plans to incur significant costs in pursuit of its capital financing plans and costs associated with its film production, and has not generated any revenues as of December 31, 2025. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

NOTE 5: MEMBER'S DEFICIT

The Company is wholly owned by Legion M Entertainment, Inc. and 100% of the member's deficit belongs to Legion M Entertainment.

The Fund is authorized to issue a single class of limited liability company ownership interests ("Interests") to its members. The Manager is seeking capital contributions for limited liability company ownership interests in the Fund up to an aggregate amount of $1 million from a limited number of sophisticated investors who will be admitted as limited liability company members of the Fund ("Members"); provided, that the Manager may accept contributions in excess of $1 million in the Manager's sole discretion. The price per Interests in the offering will be $10.00. The Manager intends that the minimum investment from each Member shall be $100, although the Manager may, in its sole discretion, accept lesser amounts.

The Fund intends to issue a single class of Interests, with ownership percentages generally based on each Member's relative capital contributions. Distributions, when declared by the Manager, will be made on a pro-rata basis in accordance with members' interest percentages, first to return capital contributions and thereafter to Members.

Members may request redemption of all or a portion of their Interests on a quarterly basis. The Fund may, at any time and from time to time, redeem all or a portion of any Member's Interests upon 30 days' prior written notice, at a redemption price equal to the greater of (i) such Member's capital account balance or (ii) fair market value.

No capital has been contributed to the Company as of December 31, 2025.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 6: SUBSEQUENT EVENTS

As of February 27, 2026, the Company has raised approximately $213,000 in capital contributions from a Regulation D offering.

In February 2026, the Company entered into a Co-Financing and Marketing agreement with its parent entity, Legion M. Pursuant to the agreement, the Company agreed to provide both cash and marketing support to Legion M related to the film production *Fackham Hall.* In exchange, the Company will receive a share of the film's revenue, capped at 115% of the co-financing amount. The agreement states that the amount to be cofinanced will be mutually determined by both parties, but it shall not be lower than $250,000 or exceed $1,000,000. As of February 27, 2026, the Company has invested approximately $196,000 in co-financings pursuant to this agreement.

Exhibit C

PDF of Campaign Landing Page

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*An 8.5% finance charge will be added at checkout to pay for intermediary platform fees. **The minimum investment, inclusive of fees, is $108.50.**

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Offering Circular Investor Education SEC Filings



9x16-Paul-Film-Fund
Legion M Official
Paul Scanlan
01:44

INSTITUTIONAL GRADE.

The Legion M Film Fund provides capital and marketing support for Legion M distribution deals. While all deals carry risk, the Film Fund intends to focuses on projects with "last-in, first-out" economics that are generally more secure than typical movie investments. Click here to see past and present films the fund has invested in.

As money is recouped from each movie, it automatically rolls over into the next. Or investors can request a "cash out" to redeem their interest and withdraw their money from the fund (limitations apply -- see the offering document for details).

Our strategy is to create consistent compounding returns for investors. We're not swinging for the fences – we're attempting to string together singles and doubles that add up to wins over time.

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WHY ARE WE DOING THIS?

With "fan-first" terms and no annual fees, Legion M puts investors in the driver's seat. It's pretty much the opposite of how Hollywood normally works.

That's because Legion M is more than just another studio. We're owned by fans, so we put fans first. We believe the best way to reach our goal of 1 million investors is to provide opportunities so good you'll want tell all your friends.

And the bigger the Film Fund gets, the more strategic value it provides for Legion M.

We're not an investment company trying to make a profit managing your money – we're a fan-owned studio launching a Film Fund in pursuit of our larger goals.



SUMMARY OF TERMS



Business Model: The fund plans to make investments in the marketing, finance and distribution of film projects from Legion M and our partners. Terms vary per-project, with "Fan-First" preferences for investors.

Risk Profile: Our intent is to find secured and/or "last-in, first-out" positions we believe have potential to recoup principal + limited upside (typically capped at 10%-20%) within 12-18 months.

Target Annual Return: 7.5% to 15%+

Automatic Rollover: Returns from each project are automatically reinvested into subsequent projects. Or you can elect to "cash out" as funds are recouped.

Liquidity: Investors can elect to "cash out" each quarter (see below).

Credits: Investments of $500,000 or more are eligible to earn EP credits in Legion M projects and other professional opportunities.

This summary of terms represents our goals, which are not guaranteed. This is a new fund, and has no track record. Read the PPM for a comprehensive overview of the investment and risks.

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FILM FUND PROJECTS

When you invest in the Legion M Film Fund, your money is allocated to one or more of our growing portfolio of projects. As initial projects generate returns, funds are automatically rolled over to the the next.


THE LEGION M FILM FUND
COMING SOON
NEW FILM TO BE ANNOUNCED.

COMING SOON

We're excited to share our next release, which will be revealed in the coming weeks. It's a high-energy blend of music, road trip and comedy, featuring a standout young cast and a planned wide theatrical release.

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WILL FORTE
LANA CONDOR
AND JOHN CENA
COYOTE VS ACME
COMING SOON

SOLD OUT
COYOTE VS. ACME

After being blown up one too many times, Wile E. Coyote decides to sue the ACME Corporation for all the defective products it's sold him over the years. Will Forte stars as the "billboard lawyer" that takes the case, going up against John Cena, Foghorn Leghorn, and the biggest corporation in the world.

If you are not familiar with the story behind Coyote vs. ACME, this was the $70MM Warner Bros movie that was killed shortly after they were acquired by Discovery. It wasn't killed due to quality problems – people who saw it said it was great (we can vouch for that!) – it was killed so the corporation that owned it could take a tax write-off.

After years of pressure from fans and filmmakers, Warner Bros released the rights to indie distributor Ketchup Entertainment. Now, Legion M is joining as a release partner!

The Legion M Film Fund participates alongside Legion M until the Fund receives a return of 115% (the original investment plus a 15% profit). We hope to achieve this within 10 - 12 months. All returns go back into the pool where they automatically roll over into future Film Fund projects until the investor requests a "cash out". If you invest during the allocation window, your capital will be allocated to Coyote vs. ACME. In the event the allocation is oversubscribed, some portion of your funds (but not more than 10%) may be allocated to future Film Fund projects.

SOLD OUT


BORN TO ARISTOCRACY. BRED FOR IDIOCY.
FACKHAM HALL

SOLD OUT
FACKHAM HALL

The fund's first investment is *Fackham Hall*, a movie Legion M is co-distributing in partnership with Bleecker Street. Legion M is investing both money and time into the project in exchange for a percentage of distribution fees and revenue from the film.

The Legion M Film Fund participates alongside Legion M until the fund receives 115% (original investment plus 15% profit). Our hope is to achieve this within 12-18 months. All proceeds that are recouped go back into the pool (unless you've requested a cash-out) so they can roll over into the next project.

SOLD OUT

RISKS?

All investments carry risk, and the movie industry is riskier than most. Our intent is to find distribution investments (e.g. P&A) that are more secure than those Hollywood is typically known for.

That said, outcomes are never guaranteed and there are a litany of reasons why Hollywood investments go sideways. Read the risk factors in the offering document before investing, and never invest more than you can afford to lose – not in this or in any speculative investment.

For a comprensive list of risk factors, please review the Offering Document.

LIQUIDITY

By default, returns from one investment are automatically rolled over into the next. However as an investor you have the ability to request a full or partial redemption of your membership interest (i.e. "cash out") each quarter.

When you request a cash out, we'll return any funds from your capital account that are currently within our possession. Your share of money currently invested in a project can be paid out to you once that investment is complete.



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FAQ

What is the Film Fund?

The Legion M Film Fund is an investment offering that allows you to invest in the *distribution* of movies. It's a different type of investment, with different risk/reward characteristics than other types of movie investments. For more information, please check out the offering page.

How is it different from the investments Legion M has offered before?

The offerings Legion M have made in the past are all long-term, high risk/reward investments. For example, if you invest in Legion M, you own stock in the company and a stake in our long-term success. If you invest in a film, you own a royalty stream related to that movie that lasts in perpetuity. The Legion M film fund is different. We're targeting finished films with "last-in, first-out" financial terms, shorter timelines, and lower risk/reward profiles. The returns from one film automatically roll over to the next, and investors can "cash out" by redeeming some or all of their interests.

What sort of deals are you targeting?

With the Film Fund, we're targeting deals with "last money in, first money out" terms. "Last money in" means we're investing in the release of finished films. "First money out" means we're at the front of the line to receive revenue. Both of these factors can dramatically reduce risks inherent in the movie industry.

Is the Film Fund part of Legion M?

The Legon M Film Fund is a wholly-owned subsidiary of Legion M. It is owned and managed by Legion M, but is a distinct legal entity with its own operating agreement and bank account.

Does the Film Fund help Legion M?

100%! In the past, Legion M's releases have relied on 3rd party distribution. financing. Now we're allowing our community to participate via the Film Fund. The bigger the Film Fund gets, the stronger Legion M becomes -- and the larger the projects we can pursue.

Does the Film Fund "take" profits that would otherwise go to Legion M?

No. The type of financing provided by the film fund is typically provided by professional 3rd party investors. With the Film Fund, Legion M has opened this opportunity to fans rather than seeking it from 3rd parties. In addition, the Film Fund helps promote each project by empowering Film Fund investors to share the movie with their communities.

What kind of projects does the Film Fund invest in?

With the Film Fund, we're targeting distribution projects we believe have potential to provide a conservative return (typically capped per project) within 6-24 months. Returns from one investment automatically roll over to the next.

on several factors, including the performance of each movie, the percentage of assets the fund is able to deploy, and the costs incurred in operating the fund. Our goal is to provide an annual return of 7.5% to 15% or more, but as with any investment, there are no guarantees.

Can you lose money?

Yes - risk is part of any investment. We're working to reduce it, but there are plenty of ways things can go wrong—from partners who refuse to pay to companies that go bankrupt, contracts that are disputed, or movies that flop hard. As always, you should never invest more than you can afford to lose in any speculative investment.

What's the first project?

The first Film Fund investment is *Fackham Hall*, a movie Legion M is co-distributing with Bleecker Street.

How is Fackham Hall performing?

We don't have any official data yet, but the movie's performance has been very encouraging. The film was a top 10 comedy (and top 40 release overall!) on Amazon for 7+ weeks after release. We have every reason to believe this will be a great flagship project for the Film Fund!

What is an "Accredited Investor"?

"Accredited" is an SEC designation for investors that meet personal wealth thresholds. There are several ways to qualify, but the most common is to have at least $1 million in liquid assets OR $300,000 in annual salary for the last two years. To participate as an accredited investor in this offering you will need to provide backup documentation or verification from a tax advisor/money manager. If you are unsure whether you qualify, click here to learn more.

How do redemptions ("Cash Out") work?

You have the opportunity to request a full or partial redemption of your membership interests (i.e. "cash out") each quarter, subject to availability of funds. If your money is currently invested in a project, you'll need to wait until the project returns funds to receive them.

Will the fund pay distributions?

The fund has the option to pay distributions, but does not currently have a plan to do so. If enough investors are interested in receiving regular distributions, we're happy to consider them. Otherwise you can do a partial cash-out.

Can I invest through an IRA?

Yes. Dealmaker (our intermediary) allows you to invest through a self-directed IRA. You can learn more about that here.

If I invest now, am I automatically in future projects too?

As returns come back from one project, they are automatically rolled into the next - unless you cash out.

Can I roll over proceeds from past projects like *You Can Call Me Bill* or *My Dead Friend Zoe* directly into the Film Fund without fees?

Unfortunately, no. Returns from movie projects are held by Wefunder – you'll need to pull the money out of your Wefunder account and reinvest it in the film fund.

Why is Legion M offering the Film Fund now?

After nearly a decade in the industry, we believe Legion M has leveled-up to the point where we have access to the kind of deals that make a fund like this work. We are growing as a distributor, and are at the point where we can release (or co-release) larger and larger films. We believe the Film Fund is a critical strategic asset that will allow Legion M to continue our growth as a distributor.

Most importantly, when we polled our community, the idea was met with overwhelmingly positive feedback. You liked the idea, so we built it!


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INVESTOR EDUCATION

Why invest in startups?

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise - you are buying a piece of a company and helping it grow.

How much can I invest?

Accredited investors can invest as much as they want. If you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater. If the number is less than $124,000, you can only invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

How do I calculate my net worth?

To calculate your net worth, just add up all of your assets and subtract all of your liabilities (excluding the value of your

What are the tax implications of this investment?

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

When you invest in this offering, you'll receive 1099s when you receive distribution or redeem your interests (i.e. "cash out").

Who can invest in this Regulation CF Offering?

Individuals over 18 years of age can invest.

What do I need to know about early-stage investing? Are these investments risky?

There is always risk involved when investing in a startup or small business. And the earlier you get in, the more risk is usually present. If we go out of business, your ownership interest could lose all value. You have little to no voting power to direct the company. As an early-stage company, we are still in the process of perfecting our products, services, and business model.

Nothing is guaranteed – you shouldn't invest more than you can comfortably afford to lose.

When will I get my investment back?

This offering has certain redemption rights that allow you redeem or "cash out" your membership interests under certain conditions. Redemptions are subject to limitations and risks that are fully explained in the offering document. As with any investment, there's no guaranteed return, but there is risk you could lose your entire investment.

Can I sell my membership interests?

Membership interests sold via Regulation CF offerings have a one-year lockup period before those shares can be sold under certain conditions. The exceptions are sales to:
(i) to the Company (i.e. via a redemption or "cash out"); (ii) to an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act; (iii) as part of an offering registered under the Securities Act with the SEC; or (iv) to a member of the Investor's family or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or equivalent, or in connection with the death or divorce of the Investor or other similar circumstance.

What happens if a company does not reach their funding target?

If a company does not reach their minimum funding target, all funds will be returned to the investors after the close of the offering.

How can I learn more about a company's offering?

All available disclosure information can be found on the landing page for our Regulation Crowdfunding offering.

What if I change my mind about investing?

You can cancel your investment at any time, for any reason, until 48 hours prior to a closing occurring. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To process you refund see the instructions here.

How do I keep up with how the company is doing?

At a minimum, the company will be filing with the SEC and posting on it's website an annual report, along with certified financial statements. Those should be available 120 days after the fiscal year end. If the company meets a reporting exception, or eventually has to file more reported information to the SEC, the reporting described above may end. If these reports end, you may not continually have current financial information about the company.

What relationship does the company have with DealMaker Securities?

DealMaker Securities is serving as the intermediary for this offering. Once an offering ends, there is no guarantee that DealMaker Securities will have a relationship with the company. The company may continue its relationship with DealMaker Securities for additional offerings in the future. DealMaker Securities' affiliates may also provide ongoing services to the company. There is no guarantee any services will continue after the offering ends.

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HAVE QUESTIONS?

Please post them in the comments below and we'll be happy to answer them for you.



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Donna Keeley
10 days ago

I'm confused about the recent movie announcement (Coyote vs ACME) and how it specifically applies to the Film Fund. I couldn't afford the Frackem Hall buy-in, but I did just get approved and funded in the current Film Fund. Do I still need to make another investment if I want to participate in the Coyote vs ACME film? I thought the idea of the Film Fund was to be a rolling investment.

Please clarify. Thanks.

👍 1 👎 0 Reply Share ›

Hey Donna! I just check and you are definitely IN on *Fackham Hall*. That's good news, as it looks like that investment will be successful. That said, it means that if you want to participate in Coyote vs. Acme, you'd need to make another investment.

Both of these investments will roll over into new projects. In fact, we're expecting that a nice chunk of your *Fackham Hall* returns will be back in time to roll over into the next film (which we'll be announcing soon).

The wrinkle in this case was simply caused by timing -- the COYOTE only came along very recently and required funds very quickly. The returns from Fackham Hall (a) won't be here in time, and (b) are already spoken for with another project we've been planning for months.

Does that make sense? Does it answer your question?

0 0 Reply Share ›

DM

a month ago edited

Hi. I see there's an 8.5% finance fee to use the platform. Does that mean if a particular Film Fund project returns 8.5%, with the finance fee there's no actual return to an investor? It sounds like all the investment profit is eaten up by the platform fee.

An 8.5% transaction fee is huge. As an example, Vanguard charges 0.04% to invest in an Index fund. Even if a film returned 15% the


LEGION M IS THE FIRST STUDIO BUILT TO BE OWNED BY...YOU!
Why?
Because you, and all of us who are just like you, are the source of power in the entertainment industry. We're the ones that buy the tickets, pay the subscriptions and decide decide what to watch. Collectively we fuel a multi-trillion dollar industry and make studios like Disney and Warner Bros. some of the most valuable companies on the planet.
What if we could combine our power to benefit from the value we create?
Legion M was founded because we saw a once-in-a-lifetime opportunity to give YOU a voice and a stake in the entertainment industry. We're using disruptive new securities laws to unite one million fans as shareholders of the company and create a massive grassroots audience — a Legion of fans — with potential to reshape the future of Hollywood!
JOIN US, AND MAKE HISTORY WITH LEGION M!

LEGION M

OWNED BY FANS

Terms and conditions

Privacy policy

Important Legal Disclosure

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 30 East 23rd Street, 2nd Floor, NY, NY 10010, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck. DealMaker Securities LLC does not make investment recommendations. DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer. DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment. DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing. DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself.

Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

Certain statements contained herein may constitute forward-looking statements, including statements regarding investment strategy, objectives, anticipated timelines, potential returns, liquidity features, or expected outcomes. Forward-looking statements are based on current expectations and assumptions and involve significant risks and uncertainties, many of which are outside the control of the fund. Actual results may differ materially, and there can be no assurance that any stated objectives or projections will be achieved.

Investing in film-related and entertainment projects involves a high degree of risk, including the possible loss of all invested capital. Past performance of Legion M, its affiliates, or prior projects is not indicative of future results. Any references to target returns, repayment priority, structural features, or distribution waterfalls are aspirational only and do not guarantee performance, liquidity, or repayment of capital. Investments are illiquid, and transfers or redemptions are subject to significant limitations as described in the applicable offering materials.

The fund may have actual or potential conflicts of interest, including relationships with Legion M and its affiliates. A full description of these conflicts, along with material risk factors and investment considerations, is set forth in the PPM or offering statement. Prospective investors are strongly encouraged to consult with their own legal, tax, and financial advisers before investing.

No person is authorized to provide information or make representations about the fund other than those contained in the official offering materials.

By default, returns from investments may be reinvested or rolled forward in accordance with the governing documents. Investors may have limited rights to request redemptions or distributions, subject to timing, availability of funds, and other restrictions described in the applicable offering materials. Capital invested in active projects generally cannot be returned until those projects are completed or otherwise monetized.

Exhibit D

Subscription Agreement

SUBSCRIPTION AGREEMENT

LEGION M FILM FUND - 1099, LLC (THE "COMPANY")

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES, LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(e). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE

MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: Legion M Film Fund – 1099, LLC
        1801 Century Park East, 24th Floor
        Los Angeles, CA 90067

Ladies and Gentlemen:

1.   Subscription.

(a)   The undersigned ("Subscriber") hereby subscribes for and agrees to purchase membership interests (the "Securities"), of Legion M Film Fund – 1099, LLC, a Delaware Limited Liability Company (the "Company"), at a purchase price of $10 per interest (the "Per Security Price"), upon the terms and conditions set forth herein. The minimum investment amount is $100 per investor. In addition, Subscribers will be required to pay a fee of 8.5% to offset Dealmaker Securities LLC's compensation as an intermediary, making the total minimum investment amount, inclusive of fees, $108.50.

(b)   The rights of the Securities are as set forth in the Certificate of Formation, as amended, and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such documents.

(c)   By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(d)   This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations with respect to such rejected amounts hereunder shall terminate.

(e)   The aggregate value of Securities sold shall not exceed $1,051,000 inclusive of fees (the "Maximum Offering"). The Company may accept subscriptions until March 10, 2027 (the "Termination Date"). Providing that subscriptions for $108,500 worth of Securities and fees are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

Investors will be required to pay an Investor Transaction Fee of 8.5% to the Company at the time of the subscription to help offset transaction costs. The Broker will receive a cash commission on this fee.

(f)   Intentionally omitted.

(g)   In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

(h)   The terms of this Subscription Agreement shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, "Transferees"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall be acknowledge, agree, and be bound by the representations and warranties of Subscriber as set forth herein and the terms of this Subscription Agreement.

2.   Purchase Procedure.

(a)   Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b)   Escrow arrangements. Payment for the Securities shall be received by Enterprise Bank & Trust (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3.   Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a)   Organization and Standing. The Company is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b)   Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)   Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

(d)   Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)   No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f)   Financial statements. Complete copies of the Company's financial statements meeting the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC under the Securities Act (the "Financial Statements") have been made available to the Subscriber and appear in the Form C and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The auditing firm, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC.

(g)   Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h)   Litigation. Except as set forth in the Offering Statement, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4.   Representations and Warranties of Subscriber.

By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's respective Closing Date(s):

(a)   Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c)   Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d)   Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i)   To the Company;

(ii)   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii)   In an IPO;

(iv)   To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e)   Investment Limits. Subscriber represents that:

(i)   Subscriber meets the definition of Accredited Investor under Rule 501 as set forth in Appendix A; or

(ii)   Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, including investor fees if any, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, does not exceed the greater of (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or

(iii)   Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, including investor fees if any, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, does not exceed 10% of the greater of its annual income or net worth, and does not exceed $124,000.

Subscriber represents that to the extent it has any questions with respect to its status as an accredited investor, or the application of the investment limits, it has sought professional advice.

(f)   Shareholder information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the**

transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.

(g) <u>Company Information</u>. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Form C. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Subscriber acknowledges that Subscriber has read the educational materials on the landing page, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to a Offering Deadline; however, once the Subscription Agreement is accepted by the Company there is no cancelation right.

(i) Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Issuer. A promoter may be any person who promotes the Issuer's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Issuer.

(j) Subscriber acknowledges that Subscriber has been informed of the compensation that DealMaker Securities LLC and affiliates receives in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

(k) <u>Valuation.</u> The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(l) <u>Domicile</u>. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(m) <u>Foreign Investors</u>. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of <u>the</u> Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

(n)   Subscriber acknowledges that the Company is being offered concurrently with a similar securities offering conducted under Rule 506(c) of Regulation D under the Securities Act, available only to accredited investors.

5.   Voting Rights and Redemption.

(a)   Subscriber acknowledges that the Securities offered hereby are non-voting limited liability company membership interests and represent economic rights only. The Company has issued a single voting membership interest (the "Voting Interest"), which is held exclusively by Legion M Entertainment, Inc., a Delaware corporation (the "Manager"), and which represents 100% of the voting power of the Company. Holders of interests are entitled to receive distributions, if any, as provided in the Operating Agreement, but do not have voting rights, except to the limited extent expressly required under the Delaware Limited Liability Company Act. The Manager has exclusive authority to manage the business and affairs of the Company, including, without limitation, identifying and approving projects in which the Company will participate, entering into and negotiating contractual arrangements on behalf of the Company, determining the timing and amount of distributions, issuing additional membership interests or other securities in accordance with the Operating Agreement, approving amendments to the Operating Agreement, and determining whether to merge, dissolve, reorganize, or otherwise effect a transaction involving the Company. As a result, Subscriber will not have the ability to vote on Company matters, elect managers, or participate in the management of the Company, and must rely entirely on the Manager to operate the Company in the best interests of the Company and its Members.

(b)   Subscriber further acknowledges that, subject to the terms and conditions of the Operating Agreement, members may request redemption of all or a portion of their interests on a quarterly basis. Any portion of a member's capital that is not then invested in a project or otherwise reserved for Company expenses, together with any proceeds received by the Company from a project in which such member's capital was invested (collectively, the "Available Capital"), will be redeemed and distributed within 30 days following receipt of a valid redemption request, subject to the availability of cash. Any portion of a member's capital that is then invested in a project will be redeemed only as and when the Company receives proceeds from such project, and a redeeming Member will not participate in any returns generated by such project after the redemption date. In the event of the death, disability, or bankruptcy of a member, a holder of its interests may request that the Company repurchase all of the interests held by such member for a purchase price per interest equal to the most recently available net asset value per unit, and the Company will designate a date for such redemption, which date shall not be later than 90 days after documentation establishing the right to be redeemed is received, subject to the availability of cash. Notwithstanding the foregoing, the Company may not have sufficient liquidity to satisfy redemption requests when made, and requests may be delayed, limited, prorated, or denied. Subscriber should not rely on any redemption feature as a source of liquidity and should be prepared to hold the investment for an indefinite period.

6. <u>Indemnity</u>. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to <u>comply</u> with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. <u>Governing Law; Jurisdiction</u>. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Delaware.

EACH OF THE SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF DELAWARE AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 8 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED

EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. <u>Notices</u>. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to:

Legion M Film Fund – 1099, LLC
1801 Century Park East, 24th Floor
Los Angeles, CA 90067

If to a Subscriber, to Subscriber's address as shown on the signature page hereto or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. <u>Miscellaneous</u>.

(a)   All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b)   This Subscription Agreement is not transferable or assignable by Subscriber.

(c)   The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d)   None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e)   In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f)   The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g)   This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h)   The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i)   The terms and provisions of this Subscription Agreement, specifically Sections 4(f), 6, and 8 of this Subscription Agreement, shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, "Transferees"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall acknowledge, agree, and be bound by the representations and warranties of Subscriber, and the terms of this Subscription Agreement.

(j)   The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(k)   This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(l)   If any recapitalization or other transaction affecting the interests of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(m)   No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

10. Subscription Procedure. Each Subscriber, by providing his or her information, including name, address and subscription amount, and clicking "accept" and/or checking the

appropriate box on the platform of the Intermediary ("Online Acceptance"), confirms such Subscriber's information and his or her investment through the platform and confirms such Subscriber's electronic signature to this Subscription Agreement. Each party hereto agrees that (a) Subscriber's electronic signature as provided through Online Acceptance is the legal equivalent of his or her manual signature on this Subscription Agreement and constitutes execution and delivery of this Subscription Agreement by Subscriber, (b) the Company's acceptance of Subscriber's subscription through the platform and its electronic signature hereto is the legal equivalent of its manual signature on this Subscription Agreement and constitutes execution and delivery of this Subscription Agreement by the Company and (c) each party's execution and delivery of this Subscription Agreement as provided in this Section 10 establishes such party's acceptance of the terms and conditions of this Subscription Agreement.

[*SIGNATURE PAGE FOLLOWS*]

Legion M Film Fund (Reg CF)

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Membership Interests of Legion M Film Fund (Reg CF) by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Limited Liability Company's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

(Offline Investor)
(E-Mail Address)

Number of securities: **Membership Interests**
Aggregate Subscription Price: **$0.00 USD**

TYPE OF OWNERSHIP:

If the Subscriber is individual:

If the Subscriber is not an individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box if the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

Legion M Film Fund (Reg CF)

By:

Authorized Signing Officer

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

       (Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

By submitting this payment, I hereby authorize DealMaker to charge my designated payment method for the investment amount indicated. I understand this investment is subject to the terms of the offering and its associated rules and investor protections. I understand it is not a purchase of goods or services. I acknowledge that this transactior is final, non-refundable unless otherwise stated or required, and represents an investment subject to risk, including loss. I confirm that I have reviewed all offering documents and agree not to dispute this charge with my bank or card issuer, so long as the transaction corresponds to the agreed terms and disclosures.

DATED:

INVESTOR: (Print Full Name of Investor)

                                             By:

                                                   (Signature)

                                             Name of Signing Officer (if Entity):

                                             Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

Self-Certification of Trustee

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in Legion M Film Fund (Reg CF)'s offering.

I certify that:

1. I, , am the trustee of the ("Trust") (the "**Trustee**")

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in Legion M Film Fund (Reg CF)'s offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

APPENDIX A

An accredited investor, as defined in Rule 501(a) of the Securities Act of 1933, as amended, includes the following categories of investor:

(1) Any bank as defined in section 3(a)(2) of the Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; any investment adviser relying on the exemption from registering with the Commission under section 203(l) or (m) of the Investment Advisers Act of 1940; any insurance company as defined in section 2(a)(13) of the Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958; any Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

(2) Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

(3) Any organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, or limited liability company, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

(4) Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

(5) Any natural person whose individual net worth, or joint net worth with that person's spouse or spousal equivalent, exceeds $1,000,000.

  (i) Except as provided in paragraph (5)(ii) of this section, for purposes of calculating net worth under this paragraph (5):

    (a) The person's primary residence shall not be included as an asset;

    (b) Indebtedness that is secured by the person's primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and

(c) Indebtedness that is secured by the person's primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

(ii) Paragraph (5)(i) of this section will not apply to any calculation of a person's net worth made in connection with a purchase of securities in accordance with a right to purchase such securities, provided that:

(a) Such right was held by the person on July 20, 2010;

(b) The person qualified as an accredited investor on the basis of net worth at the time the person acquired such right; and

(c) The person held securities of the same issuer, other than such right, on July 20, 2010.

(6) Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

(7) Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in §230.506(b)(2)(ii);

(8) Any entity in which all of the equity owners are accredited investors;

(9) Any entity, of a type of not listed in paragraphs (1), (2), (3), (7), or (8), not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

(10) Any natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the Commission has designated as qualifying an individual for accredited investor status.

(11) Any natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in section 3 of such act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of such act;

(12) Any "family office," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):

(j) With assets under management in excess of $5,000,000,

(ii) That is not formed for the specific purpose of acquiring the securities offered, and

      (iii)   Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment.

(13)   Any "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in paragraph (12) of this section and whose prospective investment in the issuer is directed by such family office pursuant to paragraph (12)(iii).

Exhibit E

Amended and Restated Operating Agreement

AMENDED AND RESTATED

OPERATING AGREEMENT

of

LEGION M FILM FUND - 1099, LLC

(a Delaware Limited Liability Company)

Dated as of March 18, 2026

LEGION M FILM FUND - 1099, LLC

OPERATING AGREEMENT

This AMENDED AND RESTATED OPERATING AGREEMENT (this "Agreement") of LEGION M FILM FUND – 1099, LLC, a Delaware limited liability company (the "Company"), is entered into and effective as of March 18, 2026 (the "Effective Date"), and amends, restates and supersedes in its entirety that certain Operating Agreement of the Company previously in effect. This Agreement is entered into by Legion M Entertainment, Inc., a Delaware corporation, in its capacity as the sole Manager of the Company, and by such Persons who are or may become Members of the Company in accordance with the terms of this Agreement and who are listed as such on the Member Records (as defined herein).

Article I
DEFINITIONS; INTERPRETATION

I.1   Definitions. In addition to any other defined terms herein, the following terms used in this Agreement shall have the following meanings:

(a)   "**Act**" means the Delaware Limited Liability Company Act, Section 18-101, *et seq.*, as amended from time to time.

(b)   "**Accredited Investor**" means the definition provided in Rule 501(a) under Regulation D of the Securities Act of 1933, as amended.

(c)   Intentionally omitted.

(d)   Intentionally omitted.

(e)   "**Affiliate**" means (i) any Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified, (ii) any director, general partner, manager, officer or holder of at least 50% or more of the capital stock, or membership, partnership or beneficial interests, of any of the foregoing, (iii) any spouse, parent, sibling or descendant of any of the foregoing, and (iv) any estate or trust for the benefit of any of the foregoing. The term "**control**" (including the terms "**controlling**", "**controlled by**" and "**under common control with**") means the possession, directly or indirectly, of the power to direct the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise. For the avoidance of doubt, no Member shall be deemed to be an Affiliate of the Company.

(f)   "**Agreement**" means this Operating Agreement, as originally executed and as amended, modified, supplemented or restated from time to time, as the context requires.

(g)   "**Applicable Law**" means all applicable laws, rules, ordinances, regulations and orders of any Governmental Entity.

(h)   "**Business Day**" means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by law to be closed in Delaware.

(i)   "**Capital Contribution**" or "**Contribution**" means any contribution to the capital of the Company by a Member in cash, property or services, whenever made.

(j)   "**Close of Business**" means 5:00 p.m., local time, in California.

(k)   "**Code**" means the Internal Revenue Code of 1986, as amended.

(l)   "**Company Expenses**" means

(i)   all fees, costs and expenses related to the operation of the Company, including without limitation all overhead and administrative expenses;

(ii)   all amounts payable under, in connection with or in respect of any borrowings (including letters of credit), guarantees, and related financing costs;

(iii)   all fees, costs, and expenses related to acquisition opportunities, including due diligence, structuring, financing, operating, maintaining, improving, and disposing of investments, as well as expenses for unconsummated transactions ("broken deal" costs);

(iv)   all fees, costs, expenses, liabilities and obligations in connection with the Company's indemnification obligations set forth in **Section V.7** (including, for the avoidance of doubt, fees and disbursements of counsel and the amounts of any judgments or settlements paid in connection therewith) and any contractual indemnification obligations of the Company to other Persons, including service providers, acquirers and other Persons;

(v)   reasonable premiums for insurance protecting the Company (or any division thereof), the Manager, any of its respective Affiliates and any of their officers, directors, employees and agents from liabilities to third parties in connection with Company affairs;

(vi)   all costs and expenses related to meetings of the Members or the Manager, but not including travel or accommodation expenses of any Member;

(vii)   all costs and expenses related to obtaining Consents of the Members (or any Member) or the Manager;

(viii)   all costs and expenses related to amendments to, and waivers, Consents or approvals pursuant to this Agreement, including the preparation, distribution and implementation thereof;

2

(ix)   all legal and accounting expenses, including transfer agent fees and expenses associated with the preparation of financial statements and tax returns;

(x)   all auditing expenses;

(xi)   all expenses incurred in connection with any audit or other proceeding involving the Company (including the cost of any investigation and preparation) and the amount of any judgment, fine, penalty, settlement or tax paid in connection therewith;

(xii)   all valuation and appraisal expenses;

(xiii)   all costs and expenses of reporting to the Members and the Manager;

(xiv)   all taxes payable by the Company;

(xv)   all losses, damages, costs and other litigation expenses;

(xvi)   all costs and expenses of dissolution, winding up and liquidating;

(xvii)   all costs and expenses that are classified as extraordinary expenses under GAAP and any other extraordinary expenses incurred in the operation of the Company; and

(xviii)   all costs and expenses (including costs and expenses of the Manager) that are incurred in connection with the formation and organization of, and sale of interests in, the Company, including out-of-pocket legal, accounting, printing, consultation, travel, administrative and filing fees and expenses.

(m)   Intentionally Omitted.

(n)   "**Consent**" means the approval of a Person, or a specified group of Persons, to do the act or thing for which the approval is solicited, or the act of granting such approval, as the context may require. With regard to the Members, "**Consent**" shall refer to the approval, vote or consent of Members possessing a majority of Interest, as the case may be, with entitlement to vote, which approval may be granted by written consent or affirmative vote at any meeting at which the Consent to do such act or thing is solicited or granted. With regard to the Manager or Managers, shall refer to the approval, vote or consent or any Manager, acting individually, whose approval may be granted by written consent or affirmative vote at any meeting at which the Consent to do such act or thing is solicited or granted. For purposes of obtaining the Consent, vote or approval of Members to any matter or action, including any amendment to this Agreement, the Manager may require a response within a specified reasonable time period (which shall not be less than fifteen (15) days), and failure by a Member to respond within such time period shall constitute a vote in favor of and Consent to such matter or action.

(o) "**Covered Person**" means each of the following: (i) each current and former manager, director, officer, employee, representative, or agent of the Company; and (ii) successors, assigns, heirs and personal representatives of any of the foregoing.

(p) "**Default Rate**" means 18% (or, if less, the maximum rate permitted under Applicable Law).

(q) "**Disposition**" of an asset of the Company means the sale, exchange, or other disposition by the Company of all or any portion of such asset and shall include the receipt by the Company of an extraordinary or liquidating dividend or other like distribution from such asset (including such a distribution resulting from a refinancing).

(r) "**Distributable Cash**" means the excess of (i) all cash received by the Company (other than Capital Contributions and borrowings), including, without limitation, income, dividends, distributions, interest and proceeds from the Disposition of assets of the Company and any other miscellaneous receipts or revenues of the Company, over (ii) the sum of the amount of such items determined by the Manager in its reasonable discretion to be necessary, advisable or convenient for the payment of Company Expenses and all other expenses, liabilities and other obligations (whether fixed or contingent) of the Company, for the establishment of appropriate reserves for such expenses, liabilities and obligations as may arise, including the maintenance of adequate working capital for the continued conduct of the Company's business (including for the avoidance of doubt any future strategic acquisitions by the Company, for reinvestments of proceeds and for redemptions.

(s) "**Entity**" means any company, corporation, partnership, limited partnership, limited liability company, limited liability partnership, business trust or other form of association and, if more than one, "**Entities**".

(t) "**Family Member**" means a Member's spouse, parents, siblings and descendants (whether by birth or adoption) and any trust or other estate planning vehicle established solely for the benefit of such Member or such Member's spouse or such Member's descendants (by birth or adoption), parents, siblings or dependents, or any charitable trust the grantor of which is such Member or a Family Member of such Member.

(u) "**Fiscal Quarter**" means the respective calendar quarter ending on March 31, June 30, September 30, or December 31 of each calendar year (or, in the case of the last Fiscal Quarter, the period ending on the date on which the winding up of the Company is completed, as the case may be).

(v) "**Fiscal Year**" means the calendar year ending on December 31 of each year (or, in the case of the last Fiscal Year, the fraction of a calendar year ending on the date on which the winding up of the Company is completed).

(w) "**Governmental Entity**" means the United States of America or any other nation, any state, local or other political subdivision thereof, or any entity exercising executive, legislative, judicial, regulatory or administrative functions of government.

(x) "**Incapacity**" means, as to any Person, (i) the adjudication of incompetence or insanity, the filing of a voluntary petition in bankruptcy, the entry of an order of relief in any bankruptcy or insolvency proceeding or the entry of an order that such Person is bankrupt or insolvent, or (ii) the death, Disability, dissolution or termination (other than by merger or consolidation), as the case may be, of such Person.

(y) "**Interest**" means a non-voting membership interest in the Company representing economic rights only and having no voting rights except as required by the Delaware Limited Liability Company Act.

(z) "**Investment Company Act**" means the Investment Company Act of 1940, as amended from time to time.

(aa) "**IRS**" means the U.S. Internal Revenue Service.

(bb) "**Legion M**" means Legion M Entertainment Inc., a Delaware corporation.

(cc) "**Liquidating Trustee**" means the Manager or, if there are none, a Person selected by a Supermajority Approval of the Members to act as a liquidating trustee.

(dd) "**Manager**" shall mean a manager of the Company, whose respective rights, powers and duties are specified in **Article V**.

(ee) "**Percentage Interest**" means, with respect to a Member's Interest in the Company, the ratio, expressed as a percentage, of (i) such Member's Interests to (ii) the total Interests of all Members.

(ff) "**Disability**" means, with respect to any Member or beneficial holder, a determination of disability based upon a physical or mental condition or impairment arising after the date such Investor or beneficial holder first acquired Interests. Any such determination of disability must be made by any of: (1) the Social Security Administration; (2) the U.S. Office of Personnel Management; or (3) the Veteran's Benefits Administration, or the Applicable Governmental Agency, responsible for reviewing the disability retirement benefits that the applicable Investor or beneficial holder could be eligible to receive.

(gg) "**Person**" means any individual or Entity.

(hh) "**Prime Rate**" means the rate of interest published from time to time in *The Wall Street Journal* (or any successor publication thereto) designated therein as the prime rate.

(ii) "**Private Placement Memorandum**" means the Private Placement Memorandum of the Company.

5

(jj)   "**Securities Act**" means the Securities Act of 1933, as amended from time to time.

(kk)   "**Subscription Agreement**" means any written agreement, however styled, pursuant to which a Person has, or has the right or obligation to, acquire the Units specified therein.

(ll)   "**Supermajority Approval**" approval of the holder of the Voting Interest .

(mm)   Intentionally omitted.

(nn)   "**Treasury Regulations**" means the regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

(oo)   "**Valuation Date**" means for any redemption of Interests pursuant to Section VI.4, Section VI.5 and Section VI.6 shall be the last Business Day of the calendar month in which the applicable redemption notice is deemed received, unless the Manager designates an alternative Valuation Date for bona fide operational or valuation reasons applied on a non-discriminatory basis.

(pp)   "**Voting Interest**" means the sole voting membership interest of the Company, held by the Manager, which entitles the holder thereof to exercise all voting rights under this Agreement.

I.2   <u>Interpretation</u>.

(a)   Whenever in this Agreement or any other agreement contemplated herein the Manager is permitted or required to take any action or to make a decision in its "sole discretion" or "discretion," with "complete discretion" or under a grant of similar authority or latitude, the Manager shall be entitled to consider such interests and factors as it desires, provided that the Manager shall act in good faith.

(b)   Whenever in this Agreement the Manager is permitted or required to take any action or to make a decision in its "good faith" or under another express standard, the Manager shall act under such express standard and, to the extent permitted by Applicable Law, shall not be subject to any other or different standards, and, unless otherwise expressly stated herein to the contrary, so long as the Manager acts in good faith and in compliance with the Act, the resolution, action or terms so made, taken or provided by the Manager shall not constitute a breach of this Agreement or any other agreement contemplated herein or impose liability upon any Manager.

(c)   The use of the word "including" in this Agreement shall be by way of example rather than by limitation. The use of the words "or," "either" and "any" shall not be exclusive.

(d)   Reference to any agreement, document or instrument means such agreement, document or instrument as amended or otherwise modified from time to time in accordance with the terms thereof, and if applicable hereof. Without limiting the generality of the immediately preceding sentence, no amendment or other modification to any agreement, document or instrument that requires the Consent of any Person pursuant to the terms of this Agreement or any other agreement will be given effect hereunder unless such Person has consented in writing to such amendment or modification.

(e)   The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Wherever a conflict exists between this Agreement and any other agreement, this Agreement shall control but solely to the extent of such conflict.

Article II
ORGANIZATION

II.1   Formation. The Company has been formed as a limited liability company pursuant to the provisions of the Act. The Company commenced upon the filing of a certificate of formation of the Company (the "**Certificate of Formation**") with the Secretary of State of Delaware.

II.2   Name. The name of the Company is Legion M Film Fund - 1099, LLC. The business of the Company, however, may be conducted, upon compliance with Applicable Law, under any other name approved in writing by the Manager, provided such name contains the words "limited liability company" or the abbreviation "LLC" or "L.L.C."

II.3   Place of Business and Office; Registered Agent. The Company shall maintain a registered office in the State of Delaware as designed by the Manager from time to time. The Company shall initially maintain its principal office where designated by the Manager. The Manager, at any time, may change the location of the Company's offices and may establish additional offices. Notice of any such change shall be given to the Members.

II.4   Purpose. The purpose of the Company is to make investments in film and related media projects directly in Legion M or indirectly to third-party projects through Legion M (the "**Target**"). The Company may also engage in any lawful business activity agreed to by the Members and conduct other activities necessary or appropriate to promote its business. The Company may exercise all powers and privileges granted or limited under the Act. Legion M may, from time to time, invest alongside the Company.

II.5   Term. The term of the Company shall continue in perpetuity until the dissolution of the Company pursuant to **Section VII.1**.

Article III
MEMBERS; CAPITAL CONTRIBUTIONS; INVESTMENT COMMITTEE

III.1   Membership Interests; Members.

(a)   The minimum Capital Contribution from any single Member to the Company shall be not less than $5,000; provided, however, that such amount may be decreased by the Manager in its sole discretion. The aggregate Contributions of all Members in the Company shall not be greater than $1 million; provided, however, that such amount may be increased by the Manager in its sole discretion. The name, address, e-mail address and Capital Contribution of each Person admitted to the Company as a Member shall be maintained on file in the Company records (the "**Member Records**"). The Manager shall cause such Member Records to be revised, without the necessity of obtaining the consent of any other Member, to reflect any changes in the names, addresses, e-mail addresses, Capital Contribution of Member or the admission of Members occurring pursuant to the terms of this Agreement. Unless waived by the Manager, the Member's Capital Contribution were made no less than three (3) Business Days prior to the closing date on which such Member was admitted as a Member of the Company. Each Member admitted to the Company shall have executed and delivered a Subscription Agreement and a counterpart of this Agreement pursuant to which such Person agrees to be bound by the terms and provisions hereof. The Manager has made an initial Capital Contribution to the Company in the amount of $100 in exchange for the issuance of the Voting Interest. The Voting Interest shall not constitute an "Interest" for purposes of determining Percentage Interests or distributions and shall not entitle the holder thereof to receive distributions unless the holder also holds Interests.

(b)   A Member that has failed to make a Contribution when due and who has also failed to make such Contribution on or before the date that is five (5) days after the Manager has delivered written notice to such Member that it intends to designate such Member as a Defaulting Member hereunder, shall be deemed to be a "Defaulting Member." Except to the extent that a Member is excused pursuant to any provision of this Agreement from paying all or any part of a required Contribution, upon any failure by a Member to pay in full when due the Contribution to be paid, interest will accrue at the Default Rate on the outstanding unpaid balance of such Contribution, from the day after the date that the Manager notifies such Member in writing that it is in default until the date of payment of such Contribution.

If a Defaulting Member has failed to make a Contribution required pursuant to this Agreement (such amount, the "**Deficiency Contribution Amount**"), then the Manager may deliver a notice (a "**Deficiency Contribution Notice**") to the non-Defaulting Members advising such non-Defaulting Members of the identity of the Defaulting Member and the amount of Deficiency Contribution Amount. The non-Defaulting Members shall have the right, but not the obligation, to elect to fund their pro rata portions (in proportion to the Members' respective Contributions) of all or any portion of the Deficiency Contribution Amount by notice to the Manager, delivered within five (5) days after the non-Defaulting Member's receipt of the Deficiency Contribution Notice, specifying the portion of the Deficiency Contribution Amount that such non-Defaulting Member has elected to fund. Each non-Defaulting Member shall be obligated to fund that portion of the Deficiency Contribution Amount that it elected to fund in its notice within ten (10) days after delivery of the foregoing notice to the Manager. In the event the non-Defaulting Members do not fully fund the Deficiency Contribution Amount, the Manager may accept additional Contributions from the non-Defaulting Members in its sole discretion.

(c)   No Member shall be required to lend any funds to the Company or to make any other Capital Contributions to the Company.

(d)   The Members shall not individually or in their capacity as Members participate or take part in the management or control of the Company business, and shall have no right or authority to act for or bind the Company, nor, unless otherwise expressly provided for in this Agreement, Consent to any transaction engaged in by or matter relating to the Company. For the avoidance of doubt, holders of Interests shall have no voting or management rights except as expressly required by the Act.

(e)   Unless admitted to the Company as a Member, as provided in this Agreement, no Person shall be considered a Member. The Company need deal only with Persons so admitted as Members. They shall not be required to deal with any other Person (other than with respect to distributions to assignees pursuant to assignments in compliance with **Article VI**) merely because of an assignment or transfer of Interests to such Person whether by reason of the Incapacity of a Member or otherwise; provided, however, that any distribution by the Company to the Person shown on the Member Records as a Member or to its legal representatives, or to the assignee of the right to receive Company distributions as provided herein, shall relieve the Company of all liability to any other Person who may be interested in such distribution by reason of any other assignment by the Member or by reason of his Incapacity, or for any other reason.

(f)   No Member may be admitted if, as a result of such admission, the Company would be considered an "investment company" or it would require the Company to register as an "investment company" under the Investment Company Act, as determined in the Manager's sole discretion.

(g)   No Member shall receive any interest on his or its Capital Contribution. Except as otherwise specifically provided in Section VI.4, Section VI.5 and Section VI.6, no Member shall be allowed to withdraw or have refunded his or its Capital Contribution.

(h)   The Company may, as determined by the Manager, hold annual meetings offering Members the opportunity to review and discuss the Company's investment activity and portfolio. Such meetings may be held by means of telephone conference, video conference or similar communications device that allows all persons participating in the meeting to simultaneously hear each other during the meeting.

III.1A

(a)   The Company shall have a single voting membership interest (the "Voting Interest"). The Voting Interest shall entitle the holder thereof to exercise all voting rights of the Members under this Agreement and the Delaware Limited Liability Company Act.

(b)   The Manager shall hold 100% of the Voting Interest.

(c)   Except as expressly required by the Delaware Limited Liability Company Act, the holders of Interests shall have no voting rights and shall not be entitled to vote on any matter submitted to the Members.

III.2   Liability of Members. In no event shall any Member (or former Member) have any liability for the repayment or discharge of the debts and obligations of the Company or, subject to Section IV.8, be obligated to make any contribution to the Company in addition to its previously made Capital Contributions.

III.3   Actions Requiring Supermajority Approval. Notwithstanding any provision to the contrary in this Agreement, the Company shall not undertake, authorize, or permit any of the following actions without the prior written approval of a Supermajority Approval of the Members:

(a)   Voluntarily dissolve, wind up, or liquidate the Company, except as required by Applicable Law or as expressly set forth in this Agreement.

(b)   Initiate or voluntarily file any petition in bankruptcy or insolvency proceedings on behalf of the Company or take any similar action seeking protection under applicable bankruptcy or insolvency laws.

(c)   Merge or consolidate the Company.

III.4   Investment Committee.

(a)   The Company shall have an investment committee (the "**Investment Committee**") responsible for recommending investments in accordance with the investment objectives set forth in the Private Placement Memorandum. The recommendations of the Investment Committee are non-binding on the Manager.

(b)   The Investment Committee shall consist of such persons, and in such number, as may be determined from time to time by the Manager in its sole discretion. The Manager shall have the authority, in its sole discretion, to appoint, remove or replace any member of the Investment Committee at any time.

(c)   Each member of the Investment Committee shall have one vote. Except as otherwise expressly provided herein, the affirmative vote of a majority of the members present at a meeting shall be required for approval of any investment recommendations.

III.5   Business Activities. Each Member agrees that the Manager, any Member and their respective members, managers, officers, directors, employees, agents and Affiliates, may sponsor, establish, manage, invest, participate or engage in (for their own accounts or for the accounts of others), or may possess an interest in, other ventures and investment and professional activities of every kind, nature and description, independently or with others, including: sponsorship and management of other investment funds or entities (including those that may invest in assets similar to those invested in by the Company); investment in, financing, acquisition or disposition of privately held securities and publicly traded securities, for their own account or for the account of others; provision of investment management, asset management, or property management services; or service as officers, directors, managers, consultants, advisors or agents of other companies, partners of any partnership, members of any limited liability company or trustees of any trust (and may receive fees, commissions, remuneration or reimbursement of expenses in connection with these activities).


Article IV
CAPITAL ACCOUNTS, ALLOCATIONS, AND DISTRIBUTIONS


IV.1   Capital Accounts. The Company intends to be treated and taxed as a corporation for U.S. federal income tax purposes (and, to the extent applicable, for state and local income tax purposes). The Company shall not maintain "capital accounts" within the meaning of Treasury Regulations Section 1.704-1(b)(2)(iv), and no allocations of income, gain, loss, deduction or credit shall be made to Members for tax purposes under Subchapter K of the Code. For avoidance of doubt, references in this Agreement to "Capital Contributions," "Unreturned Capital Contributions," and similar terms are bookkeeping concepts for purposes of determining distributions and do not create or imply any Section 704(b) capital accounts or allocations.

IV.2   Corporate-Level Income; No Member-Level Allocations. All items of the Company's income, gain, loss, deduction and credit shall be reported by the Company at the entity level. Members shall not be allocated any share of the Company's taxable income or loss for U.S. federal income tax purposes.

IV.3   [Reserved]

IV.4   [Reserved]

IV.5   Tax Reporting.

(a)   The Company shall file tax returns consistent with corporate tax treatment. To the extent required by Applicable Law, the Company will issue the appropriate IRS forms reporting distributions, dividends, interest or other reportable payments to Members.

IV.6   Record Dates; Proration of Distributions. If any Interests are issued, transferred, forfeited or redeemed, no allocations of taxable income or loss shall be made to reflect varying interests. Distributions shall be made to the holders of record of Interests as of a distribution "record date" established by the Manager, or, if no record date is established, to the holders of Interests as of the date the distribution is declared, in each case in accordance with this Agreement.

IV.7   Distributions.

        (a)   Subject to **Section IV.8**, the Managers shall determine, in their sole discretion, the amount and timing of all distributions from the Company (a "**Distribution**").

        (b)   Whenever the Manager determines to make a Distribution, the Company shall deliver written notice to each Member, no fewer than 30 days prior to the Distribution date, indicating (i) the amount of Distributable Cash, (ii) the payment date, (iii) the Distribution Option described below in paragraph (c), and (iv) the deadline by which the Member may elect to receive cash rather than participate in automatic reinvestment.

        (c)   Unless a Member notifies the Company in writing of its election to receive the Distribution in cash no later than 15 days after the Manager's notice is delivered, such Distribution will be automatically retained by the Company to make new investments or additional investments in existing investments (the "**Distribution Option**").

        (d)   To the extent a Member complies with the election requirements set forth in paragraph (c) and elects to receive the Distribution in cash, such Distributable Cash will be apportioned among the Members' pro rata in accordance with their respective Percentage Interest. The amount apportioned to the Members shall be distributed in the following order and priority:

        (i)   First, 100% pari passu based upon Percentage Interest until each Member has received a return of all of its Capital Contributions; and

        (ii)   Thereafter, 100% pari passu based upon Percentage Interest.

    IV.8   <u>Withholding</u>. The Company shall withhold from payments and distributions to a Member and remit to the appropriate Governmental Entity any amounts required to be withheld under the Code, Treasury Regulations, or Applicable Law. All amounts so withheld shall be treated as amounts paid or distributed to such Member for purposes of this Agreement. Without limiting the foregoing, the Company may withhold pursuant to Sections 1441, 1442, 3406 or Chapter 4 of the Code (FATCA) and any corresponding state or local provisions. Each Member hereby agrees to indemnify and hold harmless the Company from and against any liability with respect to any obligation of the Company to withhold and to pay over, or otherwise pay, any withholding or other taxes payable by the Company with respect to such Member or as a result of such Member's interest in the Company. To the extent that the Code, Treasury Regulations, or Applicable Law requires the Company to remit to a Governmental Entity an amount with respect to a Member that exceeds the amount then otherwise distributable to such Member, the Company shall notify such Member as to the amount of such excess, and such Member shall make a prompt contribution to the Company of such amount by wire transfer within forty-five (45) days following delivery of such notice. If such Member fails to make such contribution, then the Company shall remit such excess to the relevant Governmental Entity and (i) the excess shall constitute a loan from the Company to such Member which shall be payable upon demand and shall bear interest, from the date that the Company makes the payment to the relevant Governmental Entity, at the lesser of (a) the Prime Rate plus ten percent (10%) per annum or (b) the maximum legal interest rate under Applicable Law, compounded annually, (ii) the Company shall be entitled to collect such sum from amounts otherwise distributable to such Member under this Agreement, and (iii) the

Company may exercise any and all rights and remedies to collect such sum from such Member that a creditor would have to collect a debt from a debtor under Applicable Law. Any contribution made by a Member to the Company pursuant to this **Section IV.8** shall not constitute a Capital Contribution.


Article V
MANAGEMENT AND GOVERNANCE OF THE COMPANY


V.1   Management.

(a)   With the exception of the actions requiring Supermajority Approval of the Members as set forth in **Section III.3**, the property, affairs and business of the Company shall be under the direction of and managed exclusively by the Manager. The Manager is hereby vested with the full, exclusive and complete right, power and discretion to operate, manage and control the affairs and business of the Company, and to make all decisions and take all actions affecting the Company's affairs and business as deemed proper, convenient or advisable by them or any of them to carry on the business of the Company as described herein. The Manager may delegate to Officers or committees, acting alone, the authority to make decisions or to take actions specified by the Manager. The Manager may amend, modify, restate, or repeal the Company's Certificate of Formation, this Operating Agreement, or any other organizational or governance document of the Company.

(b)   The Manager shall devote to the Company such time as the Manager reasonably believes shall be necessary to conduct the Company's business and affairs in an appropriate manner and in good faith.

V.2   Management Composition.   The Company shall have one Manager unless otherwise determined by the holder of the Voting Interest. Notwithstanding, any increase or decrease in the number of Managers shall be subject to the Manager(s)'s sole discretion. If at any time there is more than one Manager, the provisions of this Agreement will be adjusted appropriately to account for more than one Manager.

V.3   Removal of a Manager.

(a)   The Manager may not be removed as Manager except by the affirmative approval of the other Manager(s). The Manager may resign at any time by giving written notice of such resignation to the Members. Upon the removal or vacancy of the Manager, the remaining Manager(s) may, but shall not be obligated to appoint a successor Manager. If the remaining Manager does not appoint a successor Manager within 90 days of the date of removal of the Manager, the Company shall be dissolved and liquidated in accordance with Article VII.

(b)   Legion M Entertainment, Inc. ("Legion M") is hereby elected to serve as the Manager as of the Effective Date. Legion M shall act through its duly authorized officers and directors.

V.4   Third Parties. Third parties dealing with the Company may rely conclusively upon any certificate of the Manager to the effect that they are acting on behalf of the Company. The signature of the Manager shall be sufficient to bind the Company in every manner to any agreement or on any document, including, but not limited to, documents drawn or agreements made in connection with the acquisition or Disposition of any assets or other properties in furtherance of the purposes of the Company.

V.5   Authority to Elect Officers and Election of Officers.

(a)   Without limiting the scope of the above delegation provisions, the Manager shall have the authority, but not the obligation, to elect any officers of the Company (the "**Officers**"). The Officers, if any, shall have (i) such duties, powers, titles, status and tenure as determined by the Manager from time to time in the Manager's sole discretion; and (ii) authority over the daily operations of the Company and may implement all decisions of the Manager, subject to the express provisions of this Agreement (including its Exhibits). Unless the Manager otherwise determines, if a title assigned to an Officer is one commonly used for officers of a corporation formed under Delaware law, the assignment of such title shall constitute the delegation to such Officer of the authorities and duties that are customarily associated with such office, subject to any specific delegation of authorities and duties made pursuant to clause (i) above.

V.6   Intentionally Omitted.

V.7   Exculpation and Indemnification.

(a)   To the maximum extent not prohibited by Applicable Law, no Covered Person will be liable to the Company or the Members for (i) any action taken or failure to act unless and only to the extent that it has been determined by a court of competent jurisdiction in a final, non-appealable ruling that such action taken or failure to act was in bad faith taken or failed to be taken, or with respect to any Covered Person, is a material, uncured violation of the material provisions of this Agreement or constitutes fraud, gross negligence or willful misconduct by such Person; (ii) any action or inaction arising from reliance in good faith upon the opinion or advice as to legal matters of legal counsel or as to accounting matters of accountants selected and monitored by any of them with reasonable care; or (iii) the action or inaction of any agent, contractor or consultant selected and monitored by any of them with reasonable care.

(b)   To the maximum extent not prohibited by Applicable Law, the Company will indemnify and hold harmless the Covered Persons from and against any and all direct or indirect claims, demands, losses, liabilities, damages, costs or expenses, suits, proceedings and actions (collectively, "**Losses**") to which any of such Covered Persons may directly or indirectly become subject in connection with any such Covered Person's involvement with the Company, except to the extent that it has been determined by a court of competent jurisdiction in a final, non-appealable ruling that such Loss was directly and proximately caused by (i) such Person acting or failing to act in bad faith, or (ii) with respect to a Covered Person, a material, uncured violation of the material provisions of this Agreement by such Covered Person or such Covered Person acting in a manner that constituted (or failing to act, which failure constituted) fraud, gross negligence or willful misconduct; provided that any Person entitled to indemnification from the Company hereunder shall first seek recovery under any insurance policies by which such Person is covered and shall obtain the written Consent of the Manager prior to entering into any compromise or settlement that would result in an obligation of the Company to indemnify such Person; and, provided, further, that each Covered Person shall be required, as a condition to advances of expenses under this **Section V.7** in connection with any dispute commenced by Members together holding Interests representing more than fifty percent (50%) of the Percentage Interests against a Covered Person, to deliver to the Company a binding written undertaking of such Covered Person, in form and substance reasonably acceptable to the Manager, obligating such Covered Person to promptly repay such advanced expenses to the Company in full in the event of a final determination of such dispute against such Covered Person, and any such repayments to the Company shall not constitute a Capital Contribution.

(c)   Promptly after receipt by a Covered Person of notice of the commencement of any dispute, such Covered Person shall, if a claim for indemnification in respect thereof is to be made against the Company, give written notice to the Company of the commencement of such dispute; provided, however, that the failure of any Covered Person to give such notice shall not relieve the Company of its obligations under this **Section V.7**. If any such dispute is brought against a Covered Person, the Company will be entitled to participate in and assume the defense thereof to the extent that the Company may wish, with counsel reasonably satisfactory to such Covered Person. The provisions of this **Section V.7** shall continue to afford protection to each Covered Person (i) following termination of such Covered Person's employment with or engagement by the Company, (ii) regardless of whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this **Section V.7**, and (iii) regardless of any subsequent amendment to this Agreement (and no amendment to this Agreement shall reduce or restrict the extent to which these indemnification provisions apply to actions taken or omissions made prior to the date of such amendment).

(d)   The right of any Covered Person to the indemnification provided herein shall be cumulative with, and in addition to, any and all rights to which such Covered Person may otherwise be entitled by contract or as a matter of law or equity and shall extend to such Covered Person's successors, assigns, heirs and legal representatives.

(e)   The Company shall have the power to purchase and maintain insurance on behalf of any Covered Person (each an "**Insured Party**") against any liability asserted against such Insured Party by reason of actions or omissions or alleged actions or omissions taken or omitted to be taken by the Insured Party in connection with or on behalf of the Company, or in furtherance of the Company's interests or its business or affairs, whether or not the Company would have the power to indemnify such Insured Party against such liability under this **Article V**.

(f)   Notwithstanding anything to the contrary contained herein, if there is more than one Manager, the Company shall not indemnify any Manager with regard to any disputes arising solely between or among any one or more Managers, on the one hand, and any one or more Managers on the other hand.

(g)   No Member shall be liable (in full or in part) for the return of the Capital Contributions of any Member, and any return of the Capital Contributions of any Member upon dissolution of the Company pursuant to **Article VII** shall be made solely from the assets of the Company or the proceeds from liquidation thereof.

(h)   No Member or Manager shall be liable to the Company or any Member for any action taken by any other Member or Manager. The provisions of this **Section V.7** shall survive the liquidation and termination of the Company.

V.8   <u>Concurrent Directorships</u>. The Manager and other employees of the Company may maintain board directorships or similar roles with other entities.

V.9   <u>Intentionally omitted.</u>

V.10   <u>Parallel Investment Vehicles</u>. The Members acknowledge and agree that from time to time the Manager may, in its sole discretion, form one or more other limited partnerships, limited liability companies or other investment vehicles (collectively, the "**Parallel Investment Vehicles**") to invest in parallel with the Company as the Manager may determine in its sole discretion. The cost of organizing a Parallel Investment Vehicles shall be borne by the investors in such Parallel Investment Vehicles.

V.11   <u>Organizational Expenses</u>. The Manager shall bear and be charged with all costs and expenses pertaining to the organization and formation of the Company and the offering and sale of interests in the Company, including all legal, accounting and filing fees and expenses, and third-party administrative fees (collectively, "**Organizational Expenses**").


Article VI
TRANSFERABILITY OF A MEMBER'S INTERESTS


VI.1   <u>Restrictions on Transfers of Interests</u>.

(a)   No sale, exchange, transfer, assignment, pledge, hypothecation, encumbrance or other disposition (herein collectively called a "**Transfer**") of all or any portion of the Interests may be made except with the prior written Consent of the Manager, which Consent may be given, conditioned or withheld in the sole discretion of the Manager. However, this restriction shall not apply to Transfers made to family members or to a trust established for the benefit of family members.

(b)   Intentionally omitted.

(c)   Unless effected in accordance with and as permitted by this Agreement, no attempted Transfer shall be recognized by the Company, and any purported Transfer not effected in accordance with and as permitted by this Agreement shall, to the fullest extent permitted by Applicable Law, be void and the Company shall recognize no rights of the purported transferee, including the right to receive distributions from the Company.

VI.2   <u>Assignees</u>.

(a)   The Company shall not recognize for any purpose any Transfer unless the provisions of **Section VI.1** shall have been complied with and the Company has received from the assignee (and in the case of clause (iii) below, from the transferring Member to the extent specified by the Manager) (i) such documents, instruments and certificates as may be requested by the Manager, pursuant to which such assignee shall agree to become bound by this Agreement, (ii) a certificate or agreement to the effect that the representations set forth in the form of Subscription Agreement are (except as otherwise disclosed to the Manager) true and correct with respect to such assignee as of the date of such Transfer and (iii) such other documents, legal opinions, instruments, certificates and representation letters (which may be required to cover matters including the effect of such Transfer under the Securities Act, other federal and state securities laws and regulations, the Code, the Treasury Regulations, ERISA and other Applicable Law, or such other matters as required by any lender who has made a loan secured by or otherwise with respect to the assets of the Company) as the Manager shall request.

(b)   Unless and until an assignee of the Interests becomes a Substituted Member, such assignee shall not be entitled to give Consents with respect to such Interests.

(c)   Any Member which Transfers all of its Interests shall cease to be a Member and shall cease to have the rights of a Member hereunder.

(d)   Anything herein to the contrary notwithstanding, the Company shall be entitled to treat the assignor of the Interests as the absolute owner thereof in all respects, and shall incur no liability for distributions made in good faith to it, until such time as a written assignment that conforms to the requirements of this **Section VI.2** has been received by the Company and accepted by the Manager.

(e)   A Person who is the assignee of all or any portion of the Interests of a Member as permitted hereby but does not become a Substituted Member and who desires to make a further Transfer of such Interests, shall be subject to all of the provisions of this **Section VI.2** to the same extent and in the same manner as any Member desiring to make a Transfer of its Interests.

VI.3   <u>Substituted Members</u>.

(a)   No Member shall have the right to substitute a purchaser, assignee, transferee, heir, legatee, distributee or other recipient of all or any portion of such Member's Interests as a Member in its place. Any such purchaser, assignee, transferee, heir, legatee, distributee or other recipient of Interests (whether pursuant to a voluntary or involuntary Transfer) shall be admitted to the Company as a substituted Member ("**Substituted Member**") only (i) with the Consent of the Manager, which Consent may be given or withheld in the sole discretion of the

17

Manager and (ii) by satisfying the requirements of **Section VI.1** and **VI.2** (unless the Manager shall otherwise Consent).

(b)   Each Substituted Member, as a condition to its admission as Member, shall execute and acknowledge such instruments in form and substance satisfactory to the Manager, as it reasonably deems necessary or desirable to effectuate such admission and to confirm the agreement of the Substituted Member to be bound by all the terms and provisions of this Agreement with respect to the Interests acquired. All reasonable expenses, including reasonable attorneys' fees that are incurred by the Company in this connection shall be borne by such Substituted Member. At the election of the Manager, such expenses may be paid by the Company and deducted from the Capital Account of the Substituted Member.

VI.4   Redemption at Option of Members.

(a)   Subject to the limitations and procedures set forth herein, each Member may, on a quarterly basis, submit a written request to the Company to redeem all or any portion of such Member's Interests. Subject to the Annual Redemption Cap, any portion of a Member's capital that is not then invested in a project or otherwise reserved for Company Expenses, together with any proceeds received by the Company from a project in which such Member's capital was invested (collectively, the "**Available Capital**") will be redeemed and distributed within 30 days following our receipt of a valid redemption request. Any portion of a Member's capital that is then invested in a project will be redeemed only as and when the Company receives proceeds from such project. A redeeming Member will not participate in any returns generated by such project after the redemption date; instead, the Member will receive a return of its invested capital attributable to that project as those amounts are realized by the Company. Notwithstanding the foregoing, the Manager may, in its sole discretion, redeem and distribute to a Member the entirety of such Member's outstanding capital at any time.

(b)   The Company's aggregate obligation to honor redemption requests in any calendar year pursuant to this Section shall not exceed ten percent (10%) of the total capital raised by the Company (the "**Annual Redemption Cap**"), subject to the availability of cash. For purposes of determining the Annual Redemption Cap: (i) the total capital raised shall be calculated as of the most recent January 1, April 1, July 1, or October 1 preceding the applicable redemption (each, a "**Measurement Date**"). Special Redemption Right subject to Section VI.5 shall not be counted toward the Annual Redemption Cap.

(c)   Redemption requests shall be processed strictly in the order in which valid notices are received by the Company, on a first-in, first-out basis. Each redemption request shall be submitted in such form and manner, and shall include such information and documentation, as the Manager may reasonably require from time to time, including without limitation the identity of the requesting Member, the number or percentage of Interests to be redeemed, and wiring instructions.

(d)   The Company's ability to redeem Interests shall at all times be subject to the availability of cash legally available therefor, the Company's then-current and anticipated

18

liquidity needs, and compliance with Applicable Law and contractual obligations. No assurance can be given that cash will be available to effect any redemption, and the Company shall have no obligation to dispose of assets, incur indebtedness or otherwise raise capital to fund redemptions.

(e)   The Company shall have the right, but not the obligation, to establish and maintain a sinking fund or other reserve for the purpose of funding redemptions, in such amounts and on such terms as the Manager may determine in its sole discretion.

(f)   If, at the time a valid redemption notice is received, the Company determines that sufficient cash is available, the Company shall use commercially reasonable efforts to remit the redemption proceeds to the redeeming Member within thirty (30) days following receipt of such valid notice; provided, that the Company may, in its sole discretion, accelerate the redemption and remit the proceeds at any earlier time. If sufficient cash is not then available, the redemption shall remain pending and shall be funded when and to the extent cash becomes available, subject to the Annual Redemption Cap and the order-of-receipt provisions herein.

(g)   The redemption price for Interests redeemed pursuant to this Section VI.5 shall be shall equal the portion of the Member's invested capital attributable to the Interests being redeemed, as reflected on the Company's books and records as of the Valuation Date, and adjusted as follows:

(i)   reduced by any amounts reserved or retained by the Company as of the Valuation Date for accrued but unpaid Company Expenses or anticipated liquidity needs; and

(ii)   reduced by any distributions with respect to such Interests that have been made or declared by the Company on or prior to the Valuation Date.

VI.5   Special Redemption Right.

(a)   Notwithstanding anything to the contrary in this Agreement, within ninety (90) days following the death, Disability or bankruptcy of a Member who is a natural person (or, in the case of a beneficial holder, the beneficial holder of the Interests), the estate of such Member or the duly appointed legal representative of such Member (or beneficial holder) may deliver to the Company a written request for the Company to repurchase, in whole but not in part, all Interests then held by such Member (a "**Special Redemption Request**"). Any Special Redemption Request shall specify the event giving rise to such right and shall be accompanied by such documentation or certifications as the Manager may reasonably require to establish the occurrence of such event and the authority of the requesting party to act.

(b)   If Interests are held jointly by natural persons who are legally married, a Special Redemption Request may be made by (i) the surviving Member upon the death of the spouse, or (ii) the disabled Member (or such Member's legal representative) upon the Disability of the spouse. If Interests are held jointly by two or more natural persons who are not legally married to each other, no joint holder shall have the right to submit a Special Redemption Request unless each such joint holder has been affected by an event described in Section VI.5(a).

(c)   Upon receipt of a Special Redemption Request and satisfactory documentation and/or certifications, to the Company's satisfaction, the right to be redeemed, the Company shall designate a redemption date for such Interests, which date shall be no later than ninety (90) days after the Company's receipt of such documentation and/or certifications; provided, however, that any such redemption shall be subject to the availability of cash and may be deferred to the extent necessary to ensure sufficient liquidity. The Company shall use commercially reasonable efforts to remit the redemption proceeds on or promptly following the designated redemption date; provided, that the Company may accelerate the redemption and remit proceeds earlier in its sole discretion.

(d)   The redemption price for Interests redeemed pursuant to this Section VI.5 shall be shall equal the portion of the Member's invested capital attributable to the Interests being redeemed, as reflected on the Company's books and records as of the Valuation Date, and adjusted as follows:

(i)   reduced by any amounts reserved or retained by the Company as of the Valuation Date for accrued but unpaid Company Expenses or anticipated liquidity needs; and

(ii)   reduced by any distributions with respect to such Interests that have been made or declared by the Company on or prior to the Valuation Date.

VI.6   Redemption at Option of the Company.

(a)   The Company may, at any time and from time to time, redeem all or any portion of any Member's Interests (a "**Company Redemption**") upon not less than thirty (30) days' prior written notice to such Member (the "**Company Redemption Notice**"). The Company Redemption Notice shall specify the number or percentage of Interests to be redeemed, the proposed redemption date (the "**Company Redemption Date**"), and the Valuation Date used to determine the Company Redemption Price (as defined hereinafter).

(b)   The redemption price for the Interests (or portion thereof) subject to a Company Redemption (the "**Company Redemption Price**") shall equal the greater of: (i) the positive balance, if any, of the redeeming Member's Capital Account attributable to such Interests as of the Valuation Date; or (ii) the Fair Market Value of such Member as of the Valuation Date. "**Fair Market Value**" means the amount a willing buyer would pay and a willing seller would accept for the Interests, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts, determined as of the Valuation Date by the Manager in good faith.

Article VII
DISSOLUTION, LIQUIDATION AND TERMINATION OF THE COMPANY

VII.1   <u>Dissolution</u>. The Company shall be dissolved, and its affairs wound up upon the happening of any of the following events:

        (a)   the Supermajority Approval of the Members to dissolve the Company; or

        (b)   the entry of a decree of judicial dissolution under Act.

Dissolution of the Company shall be effective on the day on which the event occurs giving rise to the dissolution, but the Company shall not terminate until the assets of the Company have been distributed as provided in **Section VII.2** and the Certificate of Formation of the Company has been cancelled.

VII.2   <u>Liquidation</u>.

        (a)   Upon dissolution of the Company, the Liquidating Trustee shall wind up the affairs of the Company in an orderly manner and shall proceed within a reasonable period of time to sell or otherwise liquidate the assets of the Company and, after paying or making provision by the setting up of reasonable reserves for all liabilities to creditors of the Company, to distribute the assets among the Members in accordance with the provisions for the making of distributions set forth in this Agreement. The Members acknowledge and agree (i) that under certain circumstances the Company will realize the highest value for an asset through a sale or other Disposition to a Member or its Affiliates, or a group in which a Member, its Affiliates or the Manager participate, and (ii) that in such a sale or other Disposition of such asset, the Members may elect to forego their *pro rata* portion of the sale or proceeds in return for a continuing interest in such asset or in the purchasing group. Each Member hereby Consents to the participation by Members, their Affiliates and the Manager in such sales and other Dispositions, and to any resulting non-ratable distribution of cash, securities, property or other assets.

        (b)   Notwithstanding **Section VII2(a)**, in the event that the Liquidating Trustee shall, in its absolute discretion, determine a sale or other Disposition of part or all of the Company's assets would cause undue loss to the Members or otherwise be impractical or undesirable, the Liquidating Trustee may either defer liquidation of, and withhold from distribution for a reasonable time, any such assets, or distribute part or all of such assets, *pro rata* (or as otherwise contemplated by **Section VII.2(a)**), to the Members in kind.

        (c)   The assets of the Company or the proceeds from liquidation thereof shall be paid or distributed in the following manner: (i) first, payment shall be made to the creditors of the Company (including Members and their Affiliates) to the extent permitted by Applicable Law, (ii) second, unless otherwise determined by the Manager, to the establishment of reasonable reserves for any claims against the Company; and (iii) third, all remaining proceeds shall be distributed to the Members in accordance with **Section IV.7(a)**.

(d)   In any such liquidation, the Company may distribute (after payment, or the making of reasonable provision for payment, of the Company's obligations) the assets of the Company in cash, ratably in kind, or any combination thereof as the Liquidating Trustee shall determine; provided, however, that no distribution of securities, property or other assets shall be made to any Member to the extent such Member would be prohibited by Applicable Law from holding such securities, property or other assets (it being understood and agreed that under such circumstances and under the circumstances contemplated by the last two sentences of **Section VII.2(a)**, a non-ratable distribution may be made). To the extent deemed desirable by the Liquidating Trustee, distributions may be made into a liquidating trust or other appropriate Entity, and reserves may be established for contingencies.

(e)   When the Liquidating Trustee has complied with the foregoing liquidation plan, the Liquidating Trustee, on behalf of all Members, shall promptly execute, acknowledge and cause to be filed an instrument evidencing the cancellation of the Certificate of Formation of the Company (or the equivalent thereof).

Article VIII
AMENDMENTS; CHANGE IN BUSINESS FORM; MERGER

VIII.1 Adoption of Amendments; Limitations Thereon.

(a)   This Agreement is subject to Manager's sole discretion; provided, however, that no amendment to this Agreement may:

(i)   modify the limited liability of a Member, modify the indemnification or exculpation rights of the Covered Persons, or increase in any material respect the liabilities or responsibilities of, or diminish in any material respect the rights or protections of, any Member under this Agreement, in each case, without the further Consent of the holder of the Voting Interest; provided, however, that no amendment shall materially adversely affect the economic rights of holders of Interests without the approval of holders of a majority of the outstanding Interests.

(ii)   amend any provisions hereof that require the Consent of the holder of the Voting Interest without the approval of holders of a majority of the outstanding Interests.

(b)   Notwithstanding the limitations of **Section VIII.1(a)**, this Agreement may be amended from time to time by the Manager (i) to cure any ambiguity or correct or supplement any provisions hereof which may be inconsistent with any other provision hereof; and (ii) to effect any amendment, modification or change that is not adverse to the Members and does not result in non-uniform treatment of the Members (as reasonably determined by the Manager in good faith), other than the matters enumerated in **Section VIII.1(c)** below; provided, however, that no amendment shall be adopted pursuant to this **Section VIII.1(b)** unless such amendment would not alter, or result in the alteration of, the limited liability of the Members or the status of the Company as a "corporation" for federal income tax purposes.

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(c)   Notwithstanding the limitations of Section VIII.1(a), this Agreement may be amended from time to time by the Manager without the Consent of any of the Members in order to: (i) correct any printing, stenographic or clerical errors or omissions; (ii) update the Member Records from time to time to reflect the Persons from time to time admitted as Members or Substituted Members, their respective addresses, Capital Contributions and other information; (iii) admit one or more additional Members or Substituted Members in accordance with the terms of this Agreement; (iv) effect any amendment required by any lender that has made a loan to the Company, provided that the Manager determines in good faith that such amendment (A) is for the benefit of or not adverse to the interests of the Company and (B) does not affect the limited liability of the Members; (v) satisfy any requirements, conditions, guidelines or opinions contained in any opinion, directive, order, ruling or regulation of the U.S. Securities and Exchange Commission, the Department of the Treasury, the IRS or any other federal, state or local governmental authority, or in any applicable statute or regulation, compliance with which the Manager deems to be in the best interests of the Company; (vi) change the name of the Company; provided, however, that no amendment adopted pursuant to this Section VIII.1(c) shall (A) increase or extend any financial obligation or liability of a Member beyond that expressly set forth herein without the consent of such adversely affected Member, or (B) materially adversely affect the rights of a Member in a manner that disproportionately or discriminatorily affects such Member as compared to other Members without the consent of such adversely affected Member.

(d)   Upon the adoption of any amendment to this Agreement, the amendment shall be executed by the Manager and, if required, shall be recorded in the proper records of each jurisdiction in which recordation is necessary for the Company to conduct business. Any such adopted amendment may be executed by the Manager on behalf of the Members pursuant to the power of attorney granted in **Section IX.1**.

VIII.2 Reorganization of the Company.

(a)   Except as set forth in **Section III.3**, the Manager may for reasons that the Manager deems in the best interests of the Company and/or its Members, cause the Company to incorporate its business, or any portion thereof or reorganize its business into a different type of Entity (e.g., foreign or domestic limited partnership or similar type of Entity), including by (i) the transfer of all of the assets of the Company, subject to the Company's liabilities, or the transfer of any portion of such assets and liabilities, to one or more Entities in exchange for shares (or similar ownership interests) of such Entity or Entities and the subsequent distribution of such shares (or similar ownership interests), at such time as the Manager may determine, to the Members on a pro rata basis, (ii) conversion of the Company into a corporation pursuant to §18-216 of the Act (or any successor section thereto) or conversion of the Company into another Entity, (iii) Transfer by each Member of Interests held by such Member to one or more Entities in exchange for shares (or similar ownership interests) of such Entity or Entities (including by merger of the Company into a corporation) or (iv) causing an Entity to be admitted as a member of the Company, with such Entity purchasing interests in the Company from the Company or the Members (as determined by the Manager) with the proceeds of a Public Offering of the Entity's stock (or similar ownership interests) and, in connection therewith, each Member agrees to the Transfer of its Interests in accordance with the terms of exchange as provided by the Manager and further agrees that as of

23

the effective date of such exchange any Interest outstanding thereafter which shall not have been tendered for exchange shall represent only the right to receive a certificate representing the number of shares (or similar ownership interests) of such Entity or Entities as provided in the terms of such exchange.

(b)   The Company shall pay any and all organizational, legal and accounting expenses and filing fees incurred in connection with such reorganization transaction.

(c)   In connection with any such reorganization or change, subject to the terms of this **Section VIII.2**, no Member shall have the right or power to veto, vote for or against, amend, modify or delay any such reorganization or exchange. Further, each Member shall execute and deliver any documents and instruments and perform any additional acts that may be necessary or appropriate, as determined by the Manager, to effectuate and perform any such reorganization or change undertaken in accordance with the terms of this **Section VIII.2**.


Article IX
POWER OF ATTORNEY


IX.1   Power of Attorney.

(a)   Each Member hereby appoints the Manager or Liquidating Trustee applicable, through its Members, as such Member's attorney-in-fact, to execute and deliver all documents and instruments required to liquidate such Member's Interests as provided herein, or discharge any obligations of such Member under this Agreement or under the Act if such Member fails or refuses to comply with such obligations. This power of attorney is coupled with an interest, and as such (a) this power may not be revoked without the written Supermajority Approval of the Members; (b) this power does not terminate on the death or Disability of any Member; and (c) this power continues during the term of this Agreement, and thereafter, for so long as is reasonably necessary to discharge any of the obligations of the parties that arose prior to the Effective Date.


Article X
RECORDS AND ACCOUNTING; REPORTS; FISCAL AFFAIRS


X.1   Records and Accounting.

(a)   Proper and complete records and books of account of the business of the Company, including a list of the names, addresses and Interests of all Members, shall be maintained at the Company's principal place of business. Each Member and its duly authorized representatives shall be permitted for any purpose reasonably related to a Member's interest as a Member of the Company to inspect and review the books and records of the Company that are not required to be kept confidential pursuant to Applicable Law or in accordance with reasonable policies and procedures established by the Manager. For the avoidance of doubt, and without in any way diminishing the applicability of **Section XII.9** to other provisions of this Agreement, any information provided to a Member pursuant to this **Section X.1** is expressly made subject to **Section XII.9**.

(b)   The books and records of the Company shall be kept in accordance with U.S. generally accepted accounting principles, consistently applied, or any successor accounting principles or standards adopted by the Financial Accounting Standards Board to govern preparation of financial reports by non-Governmental Entities ("**GAAP**"). The accrual basis of accounting shall be followed by the Company for federal income tax purposes. The taxable year of the Company shall be its Fiscal Year.

X.2   Annual Reports. The Manager shall cause to be delivered to each Person who was a Member at any time during the Fiscal Year annual financial statements with regard to the Company prepared in accordance with GAAP and audited by an independent auditor of national or regional standing (each, an "**Annual Report**"), which the Manager shall make commercially reasonable efforts to deliver within one hundred and fifty (150) days after the end of each Fiscal Year. Each such Annual Report shall contain financial statements of the Company, including, without limitation, a balance sheet as of the end of the Fiscal Year and statements of income, Members' equity and cash flow for such Fiscal Year.

X.3   Tax Information. The Company intends to be, and shall be operated so as to be, classified as an association taxable as a corporation for U.S. federal income tax purposes (and, to the extent applicable, for state and local income tax purposes). The Manager shall cause the Company to prepare and file all information returns required of a corporation and to deliver to each Person who was a Member at any time during the relevant period any information statements required by Applicable Law. The Manager shall make commercially reasonable efforts to deliver any such recipient statements within the time periods required by Applicable Law.

X.4   Interim Reports. The Manager shall cause to be delivered to each Person who was a Member at any time during a Fiscal Quarter an internally prepared quarterly report with regard to the Company (each, a "**Quarterly Report**"), which the Manager shall make commercially reasonable efforts to deliver within sixty (60) days after the end of such quarter, beginning with the first full such Fiscal Quarter following the Effective Date. Each such Quarterly Report shall contain the following:

(a)   a balance sheet as of the end of the Fiscal Quarter and a year-to-date income statement; and

(b)   a report containing an overview of the Company acquisitions (if any).

X.5   Company Funds. Subject to any express limitations in this Agreement, the funds of the Company may be invested as determined by the Manager. No funds of the Company shall be kept in any account other than a Company account; and funds shall not be commingled with the funds of any other Person. Withdrawal from such accounts shall be made upon such signature(s) as the Manager may designate.

X.6   Elections. The determinations of the Manager with respect to the Company's tax treatment for federal, state, or local tax purposes shall be binding upon all Members so long as such determinations are not inconsistent with any express term hereof. The Company and each

Member agree to take all actions (and refrain from taking any actions) reasonably necessary to cause and maintain the Company's classification as an association taxable as a corporation under Treasury Regulation Section 301.7701-3 for U.S. federal income tax purposes (and, to the extent applicable, for state and local income tax purposes), and not as a partnership or disregarded entity. The Company shall not make, and no Member shall request that the Company make, an election to be treated as an "S corporation" unless expressly approved by the Manager. The Manager may, in its discretion, cause the Company to make or refrain from making any elections available to corporations under the Code and Applicable Law (including, without limitation, elections with respect to methods of accounting, taxable year, and consolidated return filings, if applicable).

      X.7   <u>Tax Matters</u>.

      (a)   The Manager (or such officer, employee, or agent as the Manager designates) shall act as the Company's tax administration officer with authority to represent the Company (at the Company's expense) in connection with all examinations and audits of the Company's tax affairs by any taxing authority, including any resulting administrative and judicial proceedings, and to engage advisors and expend Company funds for professional services and costs associated therewith. Any reasonable decision of the Manager or its designee with respect to the conduct and defense of any such proceeding that is made in compliance with this Section X.7 shall be final and binding on the Company and each Member. The Company shall indemnify and hold harmless the Manager and its designee for any liabilities and all reasonable costs and expenses incurred in such capacities, provided that their actions were taken in good faith.

      (b)   The Members intend that the Company shall be classified and taxed as an association taxable as a corporation under Subchapter C of the Code for U.S. federal income tax purposes (and, to the extent applicable, for state and local income tax purposes). Accordingly, this Agreement shall be construed in a manner that ensures such corporate classification at all times. All decisions as to tax and accounting matters shall be made by the Manager in its reasonable discretion, including decisions regarding the Company's methods of accounting, taxable year, tax return positions, and any elections available to corporations under the Code and Applicable Law.

      (c)   Each Member agrees to furnish to the Company, upon request, such information and forms (including IRS Forms W-9 or W-8, as applicable) as the Manager reasonably determines are necessary for the Company to comply with its tax reporting and withholding obligations (including, without limitation, under Chapters 3 and 4 of the Code and any state or local equivalents). To the extent permitted by Applicable Law, any amounts withheld or paid by the Company with respect to amounts payable to a Member shall be treated as a distribution or advance to such Member for purposes of this Agreement.

      (d)   The Manager shall keep the Members reasonably informed of (i) material audits, examinations, or other administrative and judicial proceedings involving the Company's tax matters and (ii) the status of any such proceedings. Upon request to the Manager, each Member shall have the right to receive copies of material notices or correspondence from taxing authorities and the results of any such audits or proceedings, in each case to the extent relating to the Company.

(e)   The obligations of each Member (or former Member) under this Section X.7 shall survive the Transfer by such Member of its Interest and the liquidation and termination of the Company.

Article XI
INTENTIONALLY OMITTED

Article XII
MISCELLANEOUS

XII.1   Notices.

(a)   Any notice to any Member shall be at the address of such Member set forth in the Member Records or such other mailing address of which such Member shall advise the Manager in writing. Any notice to the Company or the Manager shall be at the principal office of the Company.

(b)   Any notice shall be deemed to have been duly given if (i) sent by United States certified or registered mail, return receipt requested, when received, (ii) personally delivered, when received, (iii) sent by United States Express Mail or overnight courier, on the second following Business Day, or (iv) sent by facsimile or electronic mail (PDF), upon confirmation of delivery to the intended recipient.

XII.2   Separability of Provisions. If any provision of this Agreement shall be held to be invalid, the remainder of this Agreement shall not be affected thereby.

XII.3   Entire Agreement. This Agreement, together with each Subscription Agreement, in the case of the Member party thereto and the Company, constitutes the entire agreement among the Members with respect to the subject matter hereof and supersedes any prior agreement or understandings among them, oral or written with respect to the subject matter hereof. There are no representations, agreements, arrangements or understandings, oral or written, between or among the Members relating only to the subject matter of this Agreement that are not fully expressed herein or in the Subscription Agreements. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of any Person otherwise existing at law or in equity, are agreed by the Members to modify to that extent such duties and liabilities of such Person.

XII.4   Construction; No Third Party Beneficiaries. The headings in this Agreement are inserted for convenience of reference only and shall not affect the interpretation of this Agreement. Wherever from the context it appears appropriate, each term stated in either the singular or the plural shall include the singular and the plural, and pronouns stated in either the masculine or the neuter gender shall include the masculine, the feminine and the neuter. The provisions of this Agreement are intended solely to benefit the Company, the Members and the Covered Persons, and to the fullest extent permitted by Applicable Law shall not be construed as conferring any benefit upon any third party.

XII.5   Governing Law. This Agreement shall be construed, enforced, and interpreted in accordance with the laws of the State of Delaware, without regard to conflicts of law provisions and principles thereof.

XII.6   Binding Provisions. The covenants and agreements contained herein shall be binding upon and inure to the benefit of the heirs, executors, administrators, personal or legal representatives, successors and assigns of the respective parties hereto.

XII.7   No Waiver. The failure of any Member to seek redress for violation, or to insist on strict performance, of any covenant or condition of this Agreement shall not prevent a subsequent act that would have constituted a violation from having the effect of an original violation.

XII.8   Reproduction of Documents. This Agreement and all documents relating thereto, including, without limitation, Consents, waivers, amendments and modifications which may hereafter be executed, and certificates and other information previously or hereafter furnished to any Member, may be reproduced by it by any digital, photographic, photostatic, or other similar process, and any Member may destroy any original document so reproduced. The Company, the Manager and each Member agree and stipulate that any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding (whether or not the original is in existence and whether or not such reproduction was made in the regular course of business).

XII.9   Confidentiality. Each Member will maintain the confidentiality of information that is, to the knowledge of such Member, non-public information regarding the Company, including without limitation all materials prepared in connection with the offering and sale of Interests, unless consented to in writing by the Company, except as may be required by Applicable Law or any applicable rule of any stock exchange. Notwithstanding anything to the contrary herein, a Member may disclose to any and all Persons, without limitation of any kind, (x) the tax treatment and tax structure hereof and all materials of any kind (including opinions or other tax analyses) that are provided to any party relating to the tax treatment and tax structure hereof, and (y) any information that is or becomes generally available to the public other than as a result of the disclosure of such information by such Member or its Affiliates in breach of this **Section XII.9**.

XII.10 No Recourse. Each Member acknowledges that it will look solely to each other relevant Member for the performance of its respective covenants, agreements and obligations under this Agreement, not to any other Person, and that it shall have no recourse to any Affiliate of any Member in connection therewith; provided, however that nothing in this **Section XII.10** is intended to, nor shall it be construed to, modify in any manner, the provisions of Section 5.8(a) of this Agreement as they relate to the liability of Covered Persons to the Company or the Members.

XII.11 <u>Reserved</u>.

XII.12 <u>Mandatory Arbitration</u>. Any controversy, dispute or claim arising out of or relating in any way to this Agreement, or the other agreements contemplated hereby or the transactions arising hereunder or thereunder, shall be settled exclusively by arbitration in Providence, Rhode Island in accordance with the Commercial Arbitration Rules of the American Arbitration Association (the "**AAA**"). There shall be only one arbitrator, who shall be selected by the AAA. The fees and expenses of the AAA and the arbitrator shall be shared equally by the parties and advanced by them from time to time as required; provided that at the conclusion of the arbitration, the arbitrator shall award costs, expenses (including the costs of the arbitration previously advanced and the fees and expenses of attorneys, accountants and other experts) and interest to the prevailing party. The arbitrator shall permit and facilitate such discovery as they shall determine appropriate in the circumstances, taking into account the needs of the parties and the desirability of making discovery expeditious and cost effective. The parties shall keep confidential any proprietary information, trade secrets or other non-public information disclosed in discovery. The arbitrator shall render his or her award within 90 days of the conclusion of the arbitration hearing. The arbitrator shall be expressly empowered to award to either party any consequential damages, lost profits or punitive damages in connection with any dispute between them arising out of or relating in any way to this Agreement or the other agreements contemplated hereby or the transactions arising hereunder or thereunder, and each party hereby irrevocably waives any objection to the recovery by the other party hereto of such damages. The award rendered by the arbitrator shall be final and not subject to judicial review, and judgment thereon may be entered in any court of competent jurisdiction.

XII.13 <u>Counterparts</u>. This Agreement may be executed in any number of counterparts, each of which shall be considered an original and together shall constitute a single agreement. A counterpart delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed counterpart. Each party agrees that the electronic signatures, whether digital or encrypted, of the parties included in this Agreement are intended to authenticate this writing and to have the same force and effect as manual signatures. As used herein, electronic signature means any electronic sound, symbol, or process attached to or logically associated with a record and executed and adopted by a party with the intent to sign such record, including facsimile, email, .pdf or DocuSign or other electronic signatures.

XII.14 <u>Timing</u>. In the event that the last day for the exercise of any right or the discharge of any duty under this Agreement would otherwise be a day that is not a Business Day, the period for exercising such right or discharging such duty shall be extended until the Close of Business on the next succeeding Business Day.

XII.15 <u>Survival</u>. The rights and obligations of the Members pursuant to **Sections IX.1**, **XII.1**, **XII.9**, this **Section XII.15**, and **Articles VI** and **VII** of this Agreement, shall survive any dissolution of the Company for a period of two (2) years thereafter.

XII.16 <u>Legal Counsel</u>. Each Member hereby acknowledges and agrees that Whiteford Taylor & Preston LLP, a limited liability partnership, was retained by the Company in connection with the preparation of this Agreement and is acting as counsel to the Company and as such has not, does not and shall not represent or owe any duty to any other Member of the Company, or any of their respective members, managers, officers and employees, whether in connection with any of the foregoing matters or any dispute among the Company, on the one hand, and any of such other Persons, on the other hand and as the case may be.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF, the Members have entered into this Agreement as of the Effective Date.

THE COMPANY

By: LEGION M ENTERTAINMENT INC.,
a Delaware corporation
Its: Manager

DocuSigned by:
By: Jeff Annison
9C6EDAD9126F4A9...
Name: Jeff Annison
Title: Co-Founder and President

DocuSigned by:
By: Paul Scanlan
6901BB4FE234423...
Name: Paul Scanlan
Title: Co-Founder and CEO

MEMBERS:

COUNTERPART SIGNATURE PAGES SIGNED BY MEMBERS AT THE TIME THEY EXECUTE THEIR SUBSCRIPTION AGREEMENTS TO BE ATTACHED HERETO.

Exhibit F

Fackham Hall Co-Financing and Marketing Agreement

LEGION M ENTERTAINMENT, INC.
1801 Century Park East, 24th Floor
Los Angeles, CA 90067

As of February 12, 2026

Legion M Film Fund – 1099, LLC
1801 Century Park East, 24th Floor
Los Angeles, CA 90067
Attn: Jeff Annison (jeff@legionm.com)

Re: "Fackham Hall" (the "Picture")/Co-financing and Marketing Agreement

Ladies and Gentlemen:

This agreement ("Agreement") sets forth the terms agreed upon between Legion M Entertainment, Inc. ("LM Ent") and Legion M Film Fund – 1099, LLC ("Film Fund") pursuant to which the Film Fund shall co-finance and provide marketing support for LM Ent's participation in the release of the motion picture "Fackham Hall" ("the Picture") in the United States.

This Agreement is entered into with reference to the following facts:

A.   LM Ent has entered into a co-financing agreement with Bleecker Street Media LLC ("Bleecker") dated as of October 28, 2025, as amended (the "Bleecker Agreement"), pursuant to which LM Ent agreed to co-finance and provide marketing support for Bleecker's release of the Picture in the United States. Under the Bleecker Agreement, LM Ent committed a cash amount of $1,000,000 (the "LM Ent Cash Commitment") plus marketing support.

B.   The Film Fund wishes to partially co-finance LM Ent's commitment under the Bleecker Agreement and provide marketing support for the Picture.

C.   The parties acknowledge that LM Ent and the Film Fund are under common control, with overlapping officers and/or managers. The parties represent that the terms of this Agreement have been negotiated on an arm's-length basis and reflect terms that would be agreed upon by unrelated parties in a similar transaction. Each party has had the opportunity to seek independent legal counsel in connection with the negotiation and execution of this Agreement.

Now, therefore, LM Ent and the Film Fund agree as follows:

1.   **Financing**:   The Film Fund shall provide a cash sum (the "Cash Amount") of not less than $250,000 and not more than $1,000,000, the exact amount to be mutually agreed upon by the parties. The Film Fund shall pay the Cash Amount in accordance with a payment schedule to

be mutually agreed upon by the parties which may include payments made from the Film Fund to LM Ent and/or payments made directly from the Film Fund to Bleecker.

2.   **Marketing Promotion**.   The Film Fund shall provide marketing support for the Picture including: providing meaningful consultation on marketing plans, strategies and budgets; providing approval over use of funds supplied by the Film Fund; marketing the Picture's release to members of the Film Fund; and providing Film Fund members with marketing materials that enable them to share the Picture within their respective networks and communities.

3.   **Application of Receipts**.

(a)   **Pro Rata Distribution**: All Gross Receipts received by LM Ent from Bleecker pursuant to the Bleecker Agreement shall be divided between LM Ent and the Film Fund on a pro rata basis, with the Film Fund receiving its Pro Rata Share of each such payment, until the Film Fund has received aggregate payments equal to the Recoupment Amount. After the Film Fund has received the full Recoupment Amount, all further Gross Receipts shall be retained by LM Ent.

(b)   **Accelerated Repayment Option**: LM Ent shall have the option, in its sole discretion, to accelerate repayment to the Film Fund by providing the Film Fund with a share of Gross Receipts greater than the Pro Rata Share. In no event shall the aggregate amount of funds received by the Film Fund at any point in time be less than the amount that would have been received had all distributions been made strictly at the Pro Rata Share.

(c)   **Definitions**: As used herein:

(i)   "Gross Receipts" means all non-refundable monies actually received or credited to the account of LM Ent from Bleecker pursuant to the Bleecker Agreement attributable to LM Ent's share of the exploitation of the Picture.

(ii)   The "Pro Rata Share" means a fraction, the numerator of which is the Cash Amount and the denominator of which is $1,000,000 (the LM Ent Cash Commitment).

(iii)   The "Recoupment Amount" means the Cash Amount plus fifteen percent (15%) of the Cash Amount (i.e., one hundred fifteen percent (115%) of the Cash Amount).

4.   **Accountings**.

(a)   **Payment Timing**: LM Ent shall provide an accounting and/or payment to the Film Fund within thirty (30) days of LM Ent's receipt of an accounting and/or payment from Bleecker under the Bleecker Agreement.

(b)   ***Intentionally Omitted***

(c)   **Copies of Bleecker Accountings**: LM Ent shall provide the Film Fund with copies of all accounting statements received by LM Ent from Bleecker under the Bleecker Agreement, concurrently with the delivery of each accounting and/or payment to the Film Fund pursuant to Section 4(a) above.

(d)   **Late Payment**: If LM Ent fails to remit any payment due to the Film Fund within the thirty (30) day period set forth in Section 4(a) above, and such failure continues for ten (10) business days after written notice from the Film Fund, then interest shall accrue on the overdue amount at a per annum rate equal to the prime rate as published in The Wall Street Journal (or, if unavailable, a comparable published source) plus two percent (2%) (or the maximum rate permitted by applicable law, whichever is less) from the date such payment was due until the date of actual payment.

(e)   **Audit Rights**: All statements shall be deemed binding and not subject to objection by the Film Fund for any reason if not disputed in writing by the Film Fund within two (2) years after the applicable statement is received. During the aforesaid two (2) year period, the Film Fund shall have the right at its expense to audit the books and records of LM Ent only as same pertain to exploitation of the Picture under this Agreement, not more than once annually and not more than once per statement or for more than thirty (30) consecutive days during each annual period, upon at least thirty (30) days prior notice. Such audit shall be conducted by an independent certified public accountant reasonably acceptable to LM Ent during LM Ent's normal business hours at LM Ent's regular place of business in the United States where it maintains the books and records to be examined. If any such audit discloses a discrepancy equal to 7.5% of Gross Receipts or more, and such discrepancy is uncontested by LM Ent or judicially determined as accurate, LM Ent shall pay the reasonable and customary cost of such audit (excluding any auditor travel expenses). No action shall be brought against LM Ent in connection with any accounting or payment hereunder unless the Film Fund has specifically objected, in a writing delivered to LM Ent, to the matter, item or transaction contained in any statement within the aforementioned two (2) year period, and further institutes and commences an action within six (6) months after delivery of such written objection.

5.   **Bleecker Agreement**.

(a)   **Disclosure**: LM Ent shall provide the Film Fund with a complete and accurate copy of the Bleecker Agreement (including all amendments, side letters and exhibits thereto) within ten (10) business days of the execution of this Agreement. LM Ent shall promptly provide the Film Fund with copies of any subsequent amendments or modifications to the Bleecker Agreement.

(b)   **No Adverse Modifications**: LM Ent shall not amend, modify, supplement, or waive any provision of the Bleecker Agreement in any manner that would materially and adversely affect the Film Fund's rights or economic interest under this Agreement without the Film Fund's prior written consent, such consent not to be unreasonably withheld, conditioned, or delayed. Notwithstanding the foregoing, LM Ent may, acting in good faith and upon prompt notice to the Film Fund, make modifications to the Bleecker Agreement that LM Ent reasonably determines are necessary to preserve or enhance the overall value of the Bleecker relationship, provided that LM Ent shall use commercially reasonable efforts to minimize any adverse impact on the Film Fund's economic interest hereunder.

(c)   **Enforcement**: LM Ent shall use commercially reasonable efforts to enforce its rights under the Bleecker Agreement and to collect all amounts due thereunder. Prior to settling, compromising, or waiving any claim against Bleecker that would materially reduce the Gross Receipts, LM Ent shall consult with the Film Fund in good faith regarding the proposed resolution and shall give reasonable consideration to the Film Fund's views; provided, however, that LM Ent shall retain the right to make the final determination regarding any such settlement, compromise, or waiver if LM Ent reasonably determines such action is in the best interest of both parties.

(d)   **Most Favored Nation**: LM Ent shall not enter into any co-financing, co-investment, or similar arrangement with any third party with respect to LM Ent's participation in the Picture on terms more favorable than those provided to the Film Fund under this Agreement without first offering the Film Fund the opportunity to participate on such more favorable terms.

6.   **Related Party Matters**:   The parties acknowledge the overlapping control described in Recital C above. In furtherance thereof: (a) to the extent any decision under this Agreement requires the exercise of judgment by a party and the same individual(s) serve in decision-making roles for both parties, such decision shall be made in good faith with due regard for the interests of the shareholders and/or members of each entity; and (b) material decisions made under Sections 5(b) and 5(c) shall be made with the aid of an independent manager or disinterested party and shall be documented in writing.

7.   **Term**: This Agreement shall commence on the date first set forth above and shall continue in full force and effect until the earlier of: (i) the date on which the Film Fund has received the full Recoupment Amount; or (ii) the date on which LM Ent ceases to receive accountings or payments from Bleecker under the Bleecker Agreement. Upon the occurrence of either such event, LM Ent shall render a final accounting to the Film Fund within thirty (30) days. Following termination or expiration of this Agreement, the following provisions shall survive: Section 4(e) (Audit Rights, solely with respect to statements delivered prior to termination), Section 9 (Representations & Warranties and Indemnification), Section 10

(Limitation of Liability), Section 11 (Confidentiality), Section 12 (Choice of Laws), and any obligations with respect to amounts then due and owing.

8.   **Consultation**. LM Ent shall grant the Film Fund a right of full and meaningful consultation over the budget for P&A Costs attributable to LM Ent's participation. In the event of a disagreement, LM Ent's decision shall control.

9.   **Representations & Warranties**.

(a)   The Film Fund represents and warrants that it has the right, power and authority to enter into this Agreement and to perform its obligations hereunder.

(b)   LM Ent represents and warrants that: (i) it has the right, power and authority to enter into this Agreement and to perform its obligations hereunder; (ii) the Bleecker Agreement is in full force and effect and has not been terminated, and LM Ent is not in material breach or default thereunder; (iii) LM Ent has not assigned, pledged, encumbered, or otherwise transferred its rights under the Bleecker Agreement, nor has it granted any third party a lien, security interest, or other claim against LM Ent's rights to receive Gross Receipts thereunder; and (iv) there are no pending or, to LM Ent's actual knowledge without duty of inquiry, threatened claims, actions, or proceedings that would impair LM Ent's ability to receive Gross Receipts under the Bleecker Agreement or to perform its obligations under this Agreement.

(c)   The Film Fund shall indemnify LM Ent and its licensees and assigns, from any third-party cost, expense, or liability (including reasonable outside attorney's fees) arising out of or in connection with any breach by the Film Fund of its warranties, representations, covenants and agreements contained in this Agreement. LM Ent shall indemnify the Film Fund and its licensees and assigns from any third party cost, expense, or liability (including reasonable outside attorney's fees) arising out of or in connection with: (i) any breach by LM Ent of its warranties, representations, covenants and agreements contained in this Agreement or (ii) from LM Ent's marketing, publicity, distribution and other exploitation of the Picture (or any element thereof). Each party shall control the defense of any claim with respect to which it is obliged to indemnify the other party.

10.   **Limitation of Liability**:   In no event shall either party be liable to the other party for any indirect, incidental, special, consequential, or punitive damages arising out of or relating to this Agreement, regardless of whether such damages are based on contract, tort, strict liability, or any other theory, even if such party has been advised of the possibility of such damages. LM Ent's total aggregate liability to the Film Fund under this Agreement shall not exceed the Recoupment Amount.

11.   **Confidentiality**:   The terms of this Agreement shall be confidential except (i) where required by law, (ii) as necessary for the disclosing party to perform or enforce its rights and/or obligations under this Agreement, (iii) to shareholders, members, managers, attorneys, accountants, lenders, investors, agents and representatives in their capacity as such solely on a need to know basis and provided that any such recipients are informed of and agree to adhere to the confidentiality obligations set forth herein, or (iv) where such disclosure has been approved in writing by mutual consent of both parties.

12.   **Choice of Laws**:   This Agreement shall be governed by California law. Each party submits to the exclusive jurisdiction of the federal and state courts located in Los Angeles County, California.

13.   **No Equitable Relief**: The sole remedy of the Film Fund for any breach of this Agreement by LM Ent shall be a judgment for money damages, if any. Under no circumstances shall the Film Fund have the right to rescind or terminate this Agreement or enjoin or otherwise interfere with Bleecker's exploitation of the Picture.

14.   **Miscellaneous**:   There is no guarantee, representation or warranty that there will be Gross Receipts or that the Film Fund will receive any payments hereunder, including the Recoupment Amount. The Film Fund's right to receive payments is contingent upon and limited to LM Ent's actual receipt of funds from Bleecker under the Bleecker Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect thereto. All notices hereunder shall be in writing and shall be given by personal delivery, in which case notice may be facsimile or email (with a concurrent confirmation copy sent by overnight, registered or certified mail), overnight mail or by registered or certified U.S. mail. Until further notice, the addresses of the parties shall be as set forth above.

Please acknowledge your consent to the foregoing by signing in the space indicated below.

Sincerely yours,

Legion M Entertainment, Inc.

By: _Paul Scanlan_
DocuSigned by:
6901BB4FE234423...

Paul Scanlan
Cofounder and CEO

Agreed and Accepted:

Legion M Film Fund – 1099, LLC

DocuSigned by:

By: Jeff Annison
9C6EDAD9126F4A9...

Jeff Annison
Manager

Exhibit G

Video Transcript

00:00:00:04 - 00:00:25:13

Speaker 1

Every year, fantastic new films emerge with untapped potential, just looking for partners to help find their audience. Hi, everyone. I'm Paul Scanlan, I'm co-founder and CEO of Legion M. For the past several years, Legion M has been uniting a vibrant and engaged community to co-own a company and develop, finance and produce award winning films like "My Dead Friend Zoe," "William Shatner: You Can Call Me Bill," and "Fade to Black," which is now in post-production.

00:00:25:15 - 00:00:45:18

Speaker 1

That momentum and everything we've learned to date brings us to the next chapter of Legion M, the Legion M Film Fund, and our definitive expansion into distribution. Many experts say that the smartest time to invest in film is right before a movie is released. These are finished films fresh from festivals, with early reviews already showing signs of success.

00:00:45:20 - 00:00:55:11

Speaker 1

That's where Legion M comes in. We can step in as a distributor or alongside one of our distributor allies, provide the P & A release funding as the last money in and first money out,

00:00:55:17 - 00:01:03:20

Speaker 1

and then do what Legion M does better than anyone: We mobilize a community that can amplify a film's release in ways traditional financiers simply cannot.

00:01:03:22 - 00:01:11:01

Speaker 1

That leverage allows us to do more than invest in a release. When we wrap our arms around, we can actually help tip the scale.

00:01:11:03 - 00:01:19:08

Speaker 1

This film fund is not about making risky bets. It is about smart, disciplined hits with returns designed to roll forward and compound over time.

00:01:19:10 - 00:01:27:18

Speaker 1

A way for us to grow our community, expand the Legion M library, help deserving films find their audience, and provide our community with even more stories to champion.

00:01:27:22 - 00:01:35:06

Speaker 1

So, if this sounds like fun to you, we invite you to learn more about the Legion M Film Fund and join us in this next chapter. Onward and upward.